EXHIBIT 99.1

ANNUAL INFORMATION FORM

FOR THE YEAR ENDED DECEMBER 31, 2007

DATED AS OF MARCH 28, 2008

P.O. BOX 41, AXA PLACE

SUITE 1260,  999 WEST HASTINGS STREET

VANCOUVER, B.C. V6C 2W2 CANADA

PHONE: (604) 688-9592

FAX: (604) 688-9532

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TABLE OF CONTENTS

      Page

PRELIMINARY NOTES	1
Date of Information	1
Currency	1
Conversion Table	1
Cautionary Statements Regarding Forward Looking Statements	1
Cautionary Note to United States Investors	3
Glossary of Terms	3
Mineral Property Application Process in Argentina	6
Mineral Application Process in Chile	7
CORPORATE STRUCTURE	8
Name and Incorporation	8
Intercorporate Relationships	8
GENERAL DEVELOPMENT OF THE BUSINESS	8
Three Year History	8
DESCRIPTION OF THE BUSINESS	11
General	11
Specialized Skills	11
Competitive Conditions	11
Business Cycles	12
Environmental Protection Requirements	12
Employees	12
Foreign Operations	12
Social or Environmental Policies	12
Risk Factors	13
PRINCIPAL PROJECTS	18
CERRO MORO	18
Acquisition terms	19
Cerro Moro Property Description and Location	19
Accessibility, Climate, Local Resources, Infrastructure and Physiography	20
History	21
Geological Setting	22
Mineralization	23
Exploration	25
Drilling	26
Sample and Analysis	27
Exploration and Development	29
CASPICHE	30
Acquisition terms	30
Property Description and Location	30
Accessibility, Climate, Local Resources, Infrastructure and Physiography	31
History	31
Geological Setting	33
Mineralization	35
Exploration	35
Drilling	36
Sample and Analysis	38
Exploration and Development	39
DON SIXTO (LA CABEZA)	40
Acquisition terms	40
Property Summary	40

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Exploration and Development	44
DIVIDENDS	44
DESCRIPTION OF CAPITAL STRUCTURE	44
MARKET FOR SECURITIES	45
DIRECTORS AND OFFICERS	46
Name, Address and Occupation	46
LEGAL PROCEEDINGS	47
INTEREST OF MANAGEMENT AND OTHERS IN MATERIAL TRANSACTIONS	48
TRANSFER AGENT	48
MATERIAL CONTRACTS	48
NAME AND INTEREST OF EXPERTS	49
AUDIT COMMITTEE	49
ADDITIONAL INFORMATION	51

EXETER RESOURCE CORPORATION

PRELIMINARY NOTES

Date of Information

In this Annual Information Form (the “AIF”), Exeter Resource Corporation, together with its subsidiaries, is referred to as “Exeter” or the “Company”. All the information contained in this AIF is as at December 31, 2007, the last day of the Company’s most recently completed financial year, unless otherwise indicated.

Currency

All dollar amounts referenced in this AIF are expressed in Canadian dollars, unless otherwise indicated.

Conversion Table

For ease of reference in this AIF, the following conversion factors from metric measurements into imperial equivalents are provided:

To Convert from Metric	To Imperial	Multiply by

Hectares (ha)	Acres	2.471
Metres (m)	Feet (ft)	3.281
Kilometres (km)	Miles	0.621
Tonnes	Tons (2000 pounds)	1.102
Grams/tonne (g/t)	Ounces/ton (troy/ton)	0.029

Cautionary Statements Regarding Forward Looking Statements

This AIF contains “forward-looking statements” within the meaning of securities legislation and the United States Private Securities Litigation Reform Act of 1995.Such forward looking statements concern the Company’s anticipated results and developments in the Company’s operations in future periods, planned exploration and development of its properties, plans related to its business and other matters that may occur in the future. These statements relate to analyses and other information that are based on forecasts of future results, estimates of amounts not yet determinable and assumptions of management.

Statements concerning reserves and mineral resource estimates may also be deemed to constitute forward-looking statements to the extent that they involve estimates of the mineralization that will be encountered if the property is developed, and in the case of mineral reserves, such statements reflect the conclusion based on certain assumptions that the mineral deposit can be economically exploited. Any statements that express or involve discussions with respect to predictions, expectations, beliefs, plans, projections, objectives, assumptions or future events or performance (often, but not always, using words or phrases such as “expects” or “does not expect”, “is expected”, “anticipates” or “does not anticipate”, “plans”, “estimates” or “intends”, or stating that certain actions, events or results “may”, “could”, “would”, “might” or “will” be taken, occur or be achieved) are not statements of historical fact and may be forward-looking statements. Forward-looking statements are subject to a variety of known and unknown risks, uncertainties and other factors which could cause actual events or results to differ from those expressed or implied by the forward-looking statements, including, without limitation:

•	risks related to our lack of revenues from operations and our lack of ongoing mining operations;
•

risks related to our lack of history in producing metals from our mineral exploration properties and risks relating to our ability to successfully establish mining operations or profitably produce precious metals;

•	uncertainty in our ability to fund the development of our mineral properties or the completion of further exploration programs;
•	risks related to differences between U.S. and Canadian practices for reporting resources and reserves;
•	uncertainty as to actual capital costs, operating costs, production and economic returns, and uncertainty that our development activities will result in profitable mining operations;
•

risks related to our reserves and resources figures being estimates based on interpretations and assumptions which may result in less mineral production under actual conditions than is currently estimated;

•	changes in the market price of gold, silver, and other minerals which in the past has fluctuated widely and which could affect the future profitability of our operations and financial condition;
•	risks related to currency fluctuations;
•	risks related to the inherently dangerous activity of mining, including conditions or events beyond our control;
•	risks related to governmental regulations, including restrictions related to the Don Sixto gold project;
•	risks related to our primary properties being located in Chile and Argentina, including political, economic, and regulatory instability;
•	uncertainty in our ability to obtain and maintain certain permits necessary for our current and anticipated operations;
•	risks related to our business being subject to environmental laws and regulations which may increase our costs of doing business and restrict our operations;
•	risks related to land reclamation requirements for our properties which may be burdensome;
•	uncertainty relating to our ability to attract and maintain qualified management to meet the needs of our anticipated growth and risks relating to our ability to manage our growth effectively;
•	risks related to our mineral properties being subject to prior unregistered agreements, transfers, or claims and other defects in title;
•	risks related to our history of losses, which we may continue to incur in the future;
•	risks related to increased competition that could adversely affect our ability to attract necessary capital funding or acquire suitable producing properties for mineral exploration in the future;
•	risks related to our officers and directors becoming associated with other natural resource companies which may give rise to conflicts of interests;
•	the volatility of the Company’s common share price and volume; and
•	tax consequences to U.S. shareholders.

This list is not exhaustive of the factors that may affect our forward-looking statements. Some of the important risks and uncertainties that could affect forward-looking statements are described further in this AIF. Should one or more of these risks and uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those described in the forward-looking statements. Forward-looking statements are made based on management’s beliefs, estimates and opinions on the date the statements are made, and the Company undertakes no obligation to update forward-looking statements if these beliefs, estimates and opinions or other circumstances should change. Investors are cautioned against attributing undue certainty to forward-looking statements.

Cautionary Note to United States Investors

This AIF has been prepared in accordance with the requirements of the securities laws in effect in Canada, which differ from the requirements of United States securities laws. Unless otherwise indicated, all resource estimates included in this AIF have been prepared in accordance with Canadian National Instrument 43-101 Standards of Disclosure for Mineral Projects (“NI 43-101”) and the Canadian Institute of Mining and Metallurgy Classification System. NI 43-101 is a rule developed by the Canadian Securities Administrators which establishes standards for all public disclosure (oral statements as well as written documents and websites) an issuer makes of scientific and technical information concerning mineral projects, and requires that all such disclosure be made under the supervision of a “qualified person” as define in NI 43-101. It also requires issuers to file technical reports at certain times under a prescribed format.

Canadian standards differ significantly from the requirements of the United States Securities Exchange Commission (“SEC”); resource information contained herein may not be comparable to similar information disclosed by U.S. companies. In particular, and without limiting the generality of the foregoing, the term “resource” does not equate to the term “reserves”. Under U.S. standards, mineralization may not be classified as a “reserve” unless the determination has been made that the mineralization could be economically and legally produced or extracted at the time the reserve determination is made. The SEC’s disclosure standards normally do not permit the inclusion of information concerning “measured mineral resources”, “indicated mineral resources” or “inferred mineral resources” or other descriptions of the amount of mineralization in mineral deposits that do not constitute “reserves” by U.S. standards in documents filed with the SEC, unless such information is required to be disclosed by the law of the Company’s jurisdiction of incorporation or of a jurisdiction in which its securities are traded. U.S. investors should also understand that “inferred mineral resources” have a great amount of uncertainty as to their existence and great uncertainty as to their economic and legal feasibility. It can not be assumed that all or any party of an “inferred mineral resource” will ever be upgraded to a higher category. Under Canadian rules, estimated “inferred mineral resources” may not form the basis of feasibility or pre-feasibility studies except in rare cases. Investors are cautioned not to assume that all or any part of an “inferred mineral resource” exists or is economically or legally mineable. Disclosure of “contained ounces” is permitted disclosure under Canadian regulations; however, the SEC normally only permits issuers to report “resources” as in place tonnage and grade without reference to unit measures.

Glossary of Terms

Ag - symbol used for silver in the periodic table of elements.

Alteration - any change in the mineral composition of a rock brought about by physical or chemical means.

Andesite - a dark-colored, fine-grained extrusive rock that, when porphyritic, contains phenocrysts composed primarily of zoned sodic plagioclase and one or more of the mafic minerals.

As - symbol used for arsenic in the period table of elements.

Assaying- laboratory examination that determines the content or proportion of a specific metal (e.g. silver) contained within a sample. Technique usually involves firing/smelting.

Au - symbol used for gold in the periodic table of elements.

Breccia - a rock in which angular fragments are surrounded by a mass of fine-grained minerals.

Bulk Sample - a collection of representative mineralized material whose location, geologic character and metal assay content can be determined, and then used for metallurgical or geotechnical testing purposes.

Carbon In Leach - a recovery process in which a slurry of gold ore, carbon granules and cyanide are mixed together. The cyanide dissolves the gold content and the gold is absorbed in the carbon. The carbon is subsequently separated from the slurry for further gold removal.

Channel Sampling - cutting a groove in a rock face or outcrop to obtain material for sampling.

Chip Sampling - taking of small pieces of rock with a pick along a line, or at random, from the width or face of an exposure or outcrop for exploration sampling.

Clastic - fragments of minerals and rocks that have been moved individually from their places of origin.

Cu - symbol used for copper in the periodic table of elements.

Cut-off grade - the lowest grade of mineralized material that qualifies as resource in a deposit. i.e.: contributing material of the lowest assay that is included in a resource estimate.

Diorite - an intrusive igneous rock.

Diamond Drilling - a type of rotary drilling in which diamond bits are used as the rock-cutting tool to produce a recoverable drill core sample of rock for observation and analysis.

Dip - the angle that a structural surface, a bedding or fault plan, makes with the horizontal, measured perpendicular to the strike of the structure.

Disseminated - where minerals occur as scattered particles in the rock.

Epithermal - low temperature hydrothermal process or product.

Exploration - work involved in searching for ore, usually by drilling or driving a drift.

Fault - a fracture or break in rock along which there has been movement.

Feasibility Study - means a comprehensive study of a mineral deposit in which all geological, engineering, legal, operating, economic, social, environmental and other relevant factors are considered in sufficient detail that it could reasonably serve as the basis for a final decision by a financial institution to finance the development of the deposit for mineral production.

Felsic - an adjective describing an igneous rock having mostly light colored minerals and rich in silica, potassium and sodium.

Grade - the metal content of rock with precious metals, grade can be expressed as troy ounces or grams per tonne of rock.

Hg - symbol used for mercury in the periodic table of elements.

Hydrothermal - the products or the actions of heated waters in a rock mass such as a mineral deposit precipitating from a hot solution.

Ignimbrite - a felsic volcanic tuff in which the fragments were welded together as the tuff cooled.

Intrusion; Intrusive - molten rock that is intruded (injected) into spaces that are created by a combination of melting and displacement.

Magnetometer - an instrument for detecting and measuring changes in the earth’s magnetic field, including those in different rock formations which may indicate the presence of specific minerals.

Metallurgy - the study of the extractive processes which produce minerals from their host rocks.

Metallurgical Tests- are scientific examinations of rock/material to determine the optimum extraction of metal contained. Core samples from diamond drill holes are used as representative samples of the mineralization for this test work.

Mineral - a naturally formed chemical element or compound having a definitive chemical composition and, usually a characteristic crystal form.

Mineralization - a natural concentration in rocks or soil of one or more metalliferous minerals.

Net Smelter Return Royalty / NSR Royalty- a phrase used to describe a royalty payment made by a producer of metals based on gross metal production from the property, less deduction of certain limited costs including smelting, refining, transportation and insurance costs.

Open Pit - a mining method whereby the mineral reserves are accessed from surface by the successive removal of layers of material usually creating a large pit at the surface of the earth.

Outcrop - the part of a rock formation that appears at the surface of the ground.

Oxide - a compound of oxygen with another element.

Phyllic Alteration - hydrothermal alteration common in porphyry base-metal systems.

Porphyry - any igneous rock in which relatively large crystals are set in a fine-grained matrix of rock.

Pyroclastic - produced by explosive or aerial ejection of ash, fragments, and glassy material from a volcanic vent. Applied to the rocks and rock layers as well as to the textures so formed.

Quartz - crystalline silica; often forming veins in fractures and faults within older rocks.

Resource - a concentration of mineral material in such form and amount that economic extraction of a commodity from the concentration is currently or potentially feasible. Locations, grade, quality or quantity are estimated from specific geologic evidence.

Reverse Circulation (RC) Drilling - a type of percussion drilling where hammer force is transmitted down a length of steel drill rods to a rotating bit that breaks the rock into chips. The rock chips are forced to the surface using air or water forced down the outer chamber of a twin-walled drill rod and driven back to the surface through the inner chamber. The rock chips are then collected for analysis.

Rhyolite - a group of extrusive igneous rocks, typically porphyritic and commonly exhibiting flow texture, with phenocrysts of quartz and alkali feldspar in a glassy to cryptocrystalline groundmass; also, any rock in that group; the extrusive equivalent of granite.

Sampling - taking a sample of rock or material in order to test and assay its mineral composition.

Sediments; Sedimentary - rocks formed by the deposition of sediment or pertaining to the process of sedimentation.

Shear zone - a zone in which shearing has occurred on a large scale so that the rock is crushed and brecciated.

Silification - the in situ alteration of a rock, which involves an increase in the proportion of silica minerals.

Tuff - a general term for all consolidated pyroclastic rocks.

Stockwork - a mineral deposit consisting of a three-dimensional network of planar to irregular veinlets closely enough spaced that the whole mass can potentially be mined.

Vein - a thin, sheet-like, crosscutting body of hydrothermal mineralization, principally quartz.

Volcanics - those originally molten rocks, generally fine grained, that have reached or nearly reached the Earth’s surface before solidifying.

Mineral Property Application Process in Argentina

There is no actual ground staking of mineral claims for securing mineral rights in Argentina. Mineral rights are acquired by application to the government for concessions to seek, own and sell minerals located within a specified parcel of land. Generally, all persons or entities qualified to acquire and possess real estate can obtain mineral rights. The three levels of mineral rights and titles are described below:

Cateo

An exploration permit, known as a “Cateo”, allows the holder of the permit to explore the concession by way of prospecting, mapping, sampling and conducting geophysical surveys. The rights of the Cateo holder are subject to surface rights. To conduct drilling and trenching programs on the Cateo, the permit holder has to submit a report to the mining office outlining the proposed program which must include a plan for any reclamation.

Term of Cateo

Once a Cateo is granted, it has a lifespan that is predicated upon its size. A Cateo is measured in 500 ha units and can range in size from a minimum of 1 unit (500 ha) to a maximum of 20 units (10,000 ha). A one-time fee of Peso 0.80 per ha is due within 5 days of approval. During the term of a Cateo, which begins 30 days after approval, periodic relinquishment of ground is made such that 300 days after approval, 50% of the area in excess of 4 units must be relinquished and after 700 days, 50% of the remaining area must be relinquished. A Cateo of 1 unit has a duration of 150 days and for each additional unit, its duration is increased by 50 additional days.

Mining Permit

A Cateo will expire if, within its specified term or duration, no mineral discovery is reported by the Cateo holder. If a mineral showing or an ore zone has been discovered while exploring the property, where the holder is a company, it may apply for a “Manifestacion de Descubrimiento”, or “MD” for mining rights to a maximum of 3,500 ha. Once an MD is granted, the property must be surveyed in order to apply for a “Mina”, or mining lease. This is usually done after the results of exploration indicate a potential ore body.

Mineral Application Process in Chile

There are two types of mining concessions in Chile: exploration concessions and exploitation concessions. The principal characteristics of each are the following:

Exploration Concessions

The titleholder of an exploration concession has the right to carry out all types of mining exploration activities within the area of the concession. Exploration concessions can overlap or be granted over the same area of land; however, the rights granted by an exploration concession can only be exercised by the titleholder with the earliest dated exploration concession over a particular area as indicated by their ROL number. The ROL is a number used to identify a concession, it is not an acronym.

For each exploration concession the titleholder must pay an annual fee of approximately US$1.10 per hectare to the Chilean Treasury and exploration concessions have a duration of two years. At the end of this period, they may (i) be renewed as an exploration concession for two further years in which case at least 50% of the surface area must be renounced, or (ii) be converted, totally or partially, into exploitation concessions.

A titleholder with the earliest dated exploration concession has a preferential right to an exploitation concession in the area covered by the exploration concession, over any third parties with a later dated exploration concession for that area or without an exploration concession at all and must oppose any applications made by third parties for exploitation concessions within the area for the exploration concession to remain valid.

Exploitation Concessions

The titleholder of an exploitation concession is granted the right to explore and exploit the minerals located within the area of the concession and to take ownership of the minerals that are extracted. Exploitation concessions can overlap or be granted over the same area of land; however, the rights granted by an exploitation concession can only be exercised by the titleholder with the earliest dated exploitation concession over a particular area.

Exploitation concessions are of indefinite duration and an annual fee is payable to the Chilean Treasury in relation to each exploitation concession of approximately US$5.80 per hectare.

Where a titleholder of an exploration concession has applied to convert the exploration concession into an exploitation concession, the application for the exploitation concession and the exploitation concession itself is back dated to the date of the exploration concession. A titleholder to an exploitation concession must apply to annul or cancel any exploitation concessions which overlap with the area covered by its exploitation concession within a certain time period in order for the exploitation concession to remain valid.

In accordance with Chilean law, from the date that an application for a mining concession is made to the court, the applicant has the right to transfer or grant an option to purchase the mining concession in the process of being constituted and the court has no discretion to refuse the final grant of the concession.

CORPORATE STRUCTURE

Name and Incorporation

The Company was incorporated under the name of Square Gold Explorations Inc. on February 10, 1984 under the Company Act of the Province of British Columbia (subsequently replaced by the Business Corporation Act (British Columbia)) with an authorized capital of 20,000,000 common shares without par value. On July 13, 1987, the Company changed its name to Glacier Resources Inc. and on August 19, 1988 changed its name to Golden Glacier Resources Inc.

On June 10, 2002 shareholders approved (i) a share consolidation on the basis of ten (10) old shares for one (1) new share (the “Consolidation”), (ii) an increase in the authorized share capital post-consolidation from 2,000,000 to 100,000,000 common shares, and (iii) a name change to Exeter Resource Corporation. The Consolidation and name change were made effective October 11, 2002.

The head office of the Company is located at Suite 1260, 999 West Hastings Street, Vancouver, British Columbia, V6C 2W2. The address for service and the registered and records office of the Company is located at Suite 2900, 550 Burrard Street, Vancouver, British Columbia V6C 0A3.

Intercorporate Relationships

The Company has four wholly owned subsidiaries: Cognito Limited (“Cognito”), Estelar Resources Limited (“Estelar”), Sociedad Contractual Minera Eton Chile (“Eton Chile”) and Eton Mining Corp. (“Eton”). Cognito and Estelar are British Virgin Island corporations, registered to conduct the Company’s business in Argentina. Eton Chile is a Chilean corporation, registered to conduct the Company’s business in Chile. Eton is a British Columbia corporation, and is not currently active.

GENERAL DEVELOPMENT OF THE BUSINESS

Three Year History

The Company is engaged in the business of acquisition, exploration and development of mineral properties located in Argentina and Chile; its business development over the last three years is described in the following paragraphs. Unless otherwise noted, Matthew T. Williams, the Exploration Manager  of the Company, is the “qualified person” under NI 43-101 responsible for the preparation of scientific or technical information in this AIF.

2005

During 2005, the Company completed the acquisition of the remaining 50% of the shares of Cognito, a company holding the right to acquire a 100% interest in the Don Sixto gold silver property (“Don Sixto project”) in Argentina, subject to a 3.5% NSR Royalty in the favour of the property owners, by issuing 2,500,000 common shares of the Company to Rowen Company Limited (“Rowen”), a company controlled by the Company’s President and CEO.

The Company continued with the exploration programs initiated in 2004, and advanced its Don Sixto project through continued drilling programs and engineering studies. The Company commenced work on projects in Chile pursuant to agreements with Rio Tinto Mining and Exploration Limited (“Rio Tinto”) and Minera Anglo American Chile Limitada and Empresa Mantos Blancos S.A. (together, “Anglo American”).

In addition, the Company closed the following non brokered private placements:

•

1,907,667 units at a price of $1.20 per unit. Each unit consisted of one common share and one-half share purchase warrant to purchase one additional share at a price of $1.35 exercisable for one year. Gross proceeds of $2,289,200 were used to further the exploration and development of the Company’s properties in Argentina and for working capital. Finder’s fees totalling $117,910 were paid in cash in connection with the private placement. All warrants have been exercised.

•

5,979,334 units at a price of $1.30 per unit. Each unit consisted of one common share and one-half share purchase warrant to purchase one additional common share for one year at $1.70. Gross proceeds of $7,773,134 were used to advance the Don Sixto project, in Argentina, for exploration of other projects in Argentina and Chile, and for general working capital. Finder’s fees of $124,800 in cash and 44,500 units, having the same attributes as the units sold in the private placement, were paid in connection with the private placement. All warrants have been exercised.

2006

During 2006, the Company continued exploration on its Don Sixto project with the objective of expanding its existing resource estimate and raising the level of confidence in that resource estimate. The Company advanced its exploration activities in Patagonia on its projects held through an alliance with Cerro Vanguardia Sociedad Anónima (“CVSA”), and in Chile continued work on the Caspiche property. The Company also entered into a new agreement with Rio Tinto which gave it the right to explore 48 targets in Southern Chile.

The Company began trading its common shares on the American Stock Exchange (“AMEX”) on November 9 under the symbol “XRA”.

In addition, the Company closed the following non brokered private placements:

•

3,600,000 units at a price of $2.50 per unit. Each unit consisted of one common share and one-half share purchase warrant to purchase one additional common share for a period of 18 months at a price of $3.00. Gross proceeds of $9,000,000 were used to advance the Don Sixto project, in Argentina, for exploration of other projects in Argentina and Chile, and for general working capital. The Company paid a finder’s fee of $450,000 in cash and issued 252,000 warrants, each to purchase one common share at a price of $2.50 for 18 months. All warrants have been exercised.

•

500,000 units at a price of $2.50 per unit. Each unit consisted of one common share and one-half share purchase warrant to purchase one additional common share for a period of 18 months at a price of $3.00. Gross proceeds of $1,250,000 were used to advance the Don Sixto project, in Argentina, for exploration of other projects in Argentina and Chile, and for general working capital. Currently all 250,000 warrants are outstanding, and will expire on April 18, 2008.

The Company relocated its head office to the current address, and entered into a five year lease agreement with an arms length party.

2007

In early 2007, the Company curtailed drilling on its Don Sixto project to focus primarily on the construction of geological, mineralization and structural models in preparation for updated resource estimates for Don Sixto which were released in August, 2007. With the curtailment of drilling at Don Sixto, the Company’s geological teams focused on advancing both its Cerro Moro and Caspiche projects in Argentine Patagonia and Chile respectively. Following the introduction of legislation which banned the use of certain chemicals, traditionally used in mining, by the Mendoza Provincial Government in June, 2007, exploration and independent engineering studies at Don Sixto were suspended.

Drilling resumed at Cerro Moro in March, and with the addition of a second drill rig in June, exploration progressed rapidly. In May 2007 the Company provided notice to CVSA that it had incurred the exploration expenditures required under the agreement with CVSA and exercised its option to acquire the Cerro Moro properties in San Cruz Province, the remainder of properties in Santa Cruz Province, and the properties in Rio Negro Province and Chubut Province covered by the agreement. By early August, the Company had completed 10,000 metres of drilling at Cerro Moro, triggering CVSA’s back-in right to gain a majority interest in the Cerro Moro project. The Company collated all geological data generated on Cerro Moro up to the completion of the 10,000 metres of drilling and forwarded it to CVSA in early September. Upon receipt of that data, CVSA had 45 days in which to exercise its back-in-right. On October 30, 2007, CVSA advised the Company that it would not exercise its back in right and consequently its interest reverted to a 2% NSR Royalty with the Company owning 100% of the project.

Exploration programs at Cerro Moro are planned to continue through 2008.

At Caspiche, located in the Maricunga region of the Chilean Andes in an area known to be rich in porphyry gold deposits, two drilling campaigns were conducted in early 2007 with the final drill hole being drilled into a very promising porphyry gold target. Drilling at Caspiche is currently underway and is expected to continue until the onset of the southern winter.

Subsequent to year end, on March 5, 2008 the Company entered into a letter of intent with Fomento Minera de Santa Cruz Sociedad del Estado (“Fomicruz”), a company owned by the Government of Santa Cruz Province, Argentina, for the future development of the Company’s Cerro Moro project in Santa Cruz. Under the terms of the letter of intent, Fomicruz will acquire a 5% interest in the Company’s 176 square kilometre Cerro Moro project, and the Company will have the right to earn up to an 80% interest in 763 square kilometres of Fomicruz exploration properties adjoining the Cerro Moro project by incurring US$10 million in exploration expenditures over a number of years. The Company will fund all exploration and development costs of the Cerro Moro project and Fomicruz will repay an agreed amount of those costs from 50% of its share of net revenue from future operations.  The Company will manage the exploration and potential future development on the properties.

On March 6, 2008, the Company announced that it had entered into an agreement with a syndicate of underwriters led by Canaccord Capital Corporation and BMO Capital Markets and including National Bank Financial, Dundee Securities and Haywood Securities to sell on a private placement basis 7,780,000 special warrants at a price of $4.50 per special warrant to raise gross proceeds of $35,010,000. Each special warrant is exercisable to acquire one common share of the Company. The Company has agreed to use its best efforts to file and obtain a receipt for a prospectus in certain provinces of Canada qualifying the common shares for trading. If a receipt is not obtained by May 6, 2008, each special warrant shall be convertible into 1.1 common shares of the Company. The Company intends to use the net proceeds of the offering for exploration and development of the Company’s properties in Argentina and Chile and for general corporate purposes. The offering closed on March 26, 2008.

DESCRIPTION OF THE BUSINESS

General

The Company is a mineral resource exploration company. The Company’s principal properties are the Cerro Moro property in Santa Cruz Province, Argentina, the Caspiche property in northern Chile, and the Don Sixto property in Mendoza Province, Argentina.

The Company is in the exploration stage of its corporate development; it owns no producing properties and, consequently has no current operating income or cash flow from the properties it holds, nor has it had any income from operations in the past three financial years. As a consequence, operations are primarily funded by equity subscriptions.

The progress on, and results of, work programs on the Company’s properties are set out in the Mineral Project section of this AIF. At this time, based on the exploration results to-date, the Company cannot project significant mineral production from any of its existing properties.

Specialized Skills

The Company’s business requires specialized skills and knowledge in the areas of geology, drilling, planning, implementation of exploration programs, and compliance. Recently, the increased level of activity in the mining industry is making it more difficult to source competent professionals in these areas. To date, the Company has been able to locate and retain such professionals both in Canada, Argentina and Chile, and believes it will be able to continue to do so.

Competitive Conditions

The Company is in a very competitive industry, and competes with other companies many of which have greater technical and financial facilities for the acquisition and development of mineral properties, as well as for the recruitment and retention of qualified employees and consultants. In addition, over the past year, increased activity in the mining industry on a global scale has made it more challenging to procure certain service providers, such as drilling contractors, for the industry. The high demand for these service providers may increase exploration cost or delay some exploration programs.

Business Cycles

The mining business has cycles marked by commodities prices, which are also affected by a variety of economic indicators and worldwide cycles. These cycles affect the overall environment in which the Company conducts its business and the availability of capital. In addition to the commodity price cycles, exploration activity may be also affected by seasons and weather conditions in Argentina and Chile.  In particular, exploration on some of the Company's properties at higher altitudes may not be possible in the winter.

Environmental Protection Requirements

The Company’s operations are subject to environmental regulations promulgated by government agencies from time to time. Environmental legislation provides for restrictions and prohibitions on spills, releases or emissions of various substances produced in association with certain mining industry operations, such as seepage from tailings disposal areas, and use of cyanide which would result in environmental pollution. A breach of such legislation may result in imposition of fines and penalties. In addition, certain types of operations require the submission and approval of environmental impact assessments. Environmental legislation is evolving in a manner which means stricter standards, and enforcement, fines and penalties for non-compliance are more stringent. Environmental assessments of proposed projects carry a heightened degree of responsibility for companies and directors, officers and employees. The cost of compliance with changes in governmental regulations has a potential to reduce the profitability of operations. The Company intends to comply with environmental regulations in Argentina and Chile.

Recent political events in Mendoza, Argentina, where the Don Sixto project is located, resulted in legislation being passed by the Mendoza government in June 2007, prohibiting the use of chemicals typically used in the extraction of gold and other metals. The legislation effectively puts the Don Sixto project on hold, unless the government amends the law. The Company has filed suit in the Mendoza Courts challenging the constitutionality of the new legislation which has effectively banned conventional mining in the province. The Company will, however, continue to work with authorities in Mendoza, and with representatives of other mining companies, to effect legislative amendment. These political developments could have a serious negative impact on the Company and the value of its securities.

Employees

As of December 31, 2007, and the date hereof, the Company has four full time employees in Canada, seventy two full time employees in Argentina, and one full time employee in Chile. The Company relies on and engages consultants on a contract basis to provide services, management and personnel who assist the Company, to carry on its administrative or exploration activities either in Canada, Argentina or Chile.

Foreign Operations

Mineral exploration and mining activities in Argentina and Chile may be affected in varying degrees by political stability and government regulations relating to the mining industry. Any changes in regulations or shifts in political conditions may adversely affect the Company’s business. Operations may be affected in varying degrees by government regulations with respect to restrictions on production, price controls, export controls, income taxes, expropriation of property, environmental legislation and mine safety. Argentina’s and Chile’s status as developing countries may make it more difficult for the Company to obtain any required exploration, development and production financing for its projects.

Social or Environmental Policies

In March 2008, the Company adopted an “Environment and Corporate Social Responsibility Principle and Policy” and expects to begin the policy implementation process in the near future.

The Company’s environmental and corporate social responsibility principles and policies sets out the principles that all directors, management and employees are required to adhere to while conducting Company business. The principles are (i) environmental stewardship, which sets the objective of minimizing negative impacts on the environment, (ii) the commitment to conduct due diligence before undertaking material activities on the ground to ensure proper management of issues surrounding these activities, (iii) a commitment to engage host communities and other affected and interested parties by including all parties and providing clear and accurate information, (iv) contribute to community development, (v) upholding Human Rights, (vi) safeguarding the health and safety of workers and local population by implementing sound health and safety policies, (vii) a commitment to accurate and transparent reporting and (viii) the commitment to ethical business practices.

Risk Factors

All of the properties in which the Company has or is acquiring an interest are in the exploration stage only. The activities of the Company are speculative due to the high risk nature of its business which is the acquisition, financing, exploration and development of mining properties. The following risk factors, which are not exclusive, could materially affect the Company’s business, financial condition or results of operations and could cause actual events to differ materially from those described in forward-looking statements relating to the Company. These risks include but are not limited to the following:

Risks Associated with the Company’s Operations and Mineral Exploration

The Company is involved in the resource industry, which is highly speculative, and has certain inherent exploration risks which could have a negative effect on the Company’s operations. Resource exploration is a speculative business, characterized by a number of significant risks including, among other things, unprofitable efforts resulting not only from the failure to discover mineral deposits but from finding mineral deposits which, though present, are insufficient in quantity and quality to return a profit from production. The marketability of minerals acquired or discovered by the Company may be affected by numerous factors which are beyond the control of the Company and which cannot be accurately predicted, such as market fluctuations, the proximity and capacity of milling facilities, mineral markets and processing equipment, and such other factors such as government regulations, including regulations relating to royalties, allowable production, importing and exporting of minerals, and environment protection, the combination of which factors may result in the Company not receiving an adequate return on investment capital.

The Company has no known reserves and no economic reserves may exist on its properties, which would have a negative effect on the Company’s operations and valuation. Despite exploration work on its mineral claims, no known bodies of commercial ore or economic deposits have been established on any of the Company’s mineral properties. In addition, the Company is at the exploration stage on all of its properties and substantial additional work will be required in order to determine if any economic deposits occur on the Company’s properties. The Company may expend substantial funds in exploring its properties only to abandon them and lose its entire expenditure on the properties if no commercial or economic quantities of minerals are found. Even in the event that commercial quantities of minerals are discovered, the exploration properties might not be brought into a state of commercial production. Finding mineral deposits is dependent on a number of factors, not the least of which is the technical skill of exploration personnel involved. The commercial viability of a mineral deposit once discovered is also dependent on a number of factors, some of which are the particular attributes of the deposit, such as size, grade and proximity to infrastructure, as well as metal prices. Most of these factors are beyond the control of the entity conducting such mineral exploration. The Company is an exploration stage company with no history of pre-tax profit and no income from its operations. There can be no assurance that the Company’s operations will be profitable in the future. There is no certainty that the expenditures to be made by the Company in the exploration of its properties as described herein will result in discoveries of mineralized material in commercial quantities. Most exploration projects do not result in the discovery of commercially mineable deposits and no assurance can be given that any particular level of recovery of mineral reserves will in fact be realized or that any identified mineral deposit will ever qualify as a commercially mineable (or viable) mineral deposit which can be legally and economically exploited. There can be no assurance that minerals recovered in small scale tests will be duplicated in large scale tests under on-site conditions or in production. If the Company is unsuccessful in its exploration efforts, the Company may be forced to acquire additional projects or cease operations.

The Company does not own certain of its properties but is required to make option payments and exploration expenditures to earn its interest. If the Company is unable to make the required outlays, its entire investment could be lost. Certain of the Company’s properties, including its most advanced project, the Don Sixto project, are currently held under option. The Company has no ownership interest in these properties until it meets, where applicable, all required property expenditures, cash payments, and common share issuances. If the Company is unable to fulfill the requirements of these option agreements, it is likely that the Company would be considered in default of the agreements and the option agreements could be terminated resulting in the complete loss of all expenditure, including the option payments made on the properties to that date.

Recent legislation in Mendoza, Argentina could have a serious negative impact on the Don Sixto project and the Company as a whole. Recent political events in Mendoza, Argentina, where the Don Sixto project is located, resulted in legislation being passed by the Mendoza government in June 2007, prohibiting the use of chemicals typically used in the extraction of gold and other metals. The legislation effectively puts the Don Sixto project on hold, unless the government amends the law. The Company has filed suit in the Mendoza Courts challenging the constitutionality of the new legislation which has effectively banned conventional mining in the Province. The Company will, however, continue to work with authorities in Mendoza, and with representatives of other mining companies, to effect legislative amendment. These political developments could have a serious negative impact on the Company and the value of its securities.

The Company conducts mineral operations in Argentina and Chile which, as developing economies, have special risks which could have a negative effect on the Company’s operations and valuation. The Company’s exploration operations are currently located in Argentina and Chile. Argentina is currently experiencing economic instability associated with unfavorable exchange rates, high unemployment, inflation and foreign debt. These factors could pose serious potential problems associated with the Company’s ability to raise additional capital which will be required to explore and/or develop any of the Company’s mineral properties. As a developing economy, operating in Argentina has certain additional risks, including changes to or invalidation of government mining regulations; expropriation or revocation of land or property rights; changes in foreign ownership rights; changes in foreign taxation rates; corruption; uncertain political climate; terrorist actions or war; and lack of a stable economic climate. The presence of any of these conditions could have a negative effect on the Company’s operations and could lead to the Company being unable to exploit, or losing outright, its properties in Argentina. This would have a negative impact on the Company and the value of its securities.

Argentina’s economy has a history of instability and, future instability and uncertainty could negatively effect the Company’s ability to operate in the country. Since 1995, Argentina’s economy has suffered periods of instability, which include high inflation, capital flight, default on international debts, and high government budget deficits. Results of these problems included domestic disturbances and riots, government resignations and instability in the currency and banking system. Such disorder in the future could make it difficult or impossible for the Company to operate effectively in the country, and require the Company to reduce or suspend its operations in Argentina.

The Company’s operations contain significant uninsured risks which could negatively impact future profitability as the Company maintains no insurance against its operations. The Company’s exploration of its mineral properties contain certain risks, including unexpected or unusual operating conditions including rock bursts, cave-ins, flooding, fire and earthquakes. It is not always possible to insure against such risks. The Company currently maintains no insurance against its properties or operations and may decide to not take out any such insurance in the future or such insurance may not be available at economic rates or at all. Should such events arise, they could reduce or eliminate the Company’s assets and shareholder equity as well as result in increased costs and a decline in the value of the Company’s securities.

The Company has not surveyed any of its properties, has no guarantee of clear title to its mineral properties and the Company could lose title and ownership of its properties which would have a negative effect on the Company’s operations and valuation. The Company has only done a preliminary legal survey of the boundaries of some of its properties, and therefore, in accordance with the laws of the jurisdictions in which these properties are situated, their existence and area could be in doubt. If title is disputed, the Company will have to defend its ownership through the courts. In the event of an adverse judgment, the Company would lose its property rights.

The natural resource industry is highly competitive, which could restrict the Company’s growth. The Company competes with other exploration resource companies, which have similar operations, and many competitors have operations, financial resources and industry experience greater than those of the Company. This may place the Company at a disadvantage in acquiring, exploring and developing properties. Such companies could outbid the Company for potential projects or produce minerals at lower costs which would have a negative effect on the Company’s operations.

Mineral operations are subject to market forces outside of the Company’s control which could negatively impact the Company’s operations. The marketability of minerals is affected by numerous factors beyond the control of the entity involved in their mining and processing. These factors include market fluctuations, government regulations relating to prices, taxes, royalties, allowable production, import, exports and supply and demand. One or more of these risk elements could have an impact on costs of an operation and if significant enough, reduce the profitability of the operation and threaten its continuation.

The Company is subject to substantial environmental requirements which could cause a restriction or suspension of Company operations. The current and anticipated future operations of the Company require permits from various governmental authorities and such operations are and will be governed by laws and regulations governing various elements of the mining industry. The Company’s exploration activities in Argentina and Chile are subject to various Federal, Provincial and local laws governing land use, the protection of the environment, prospecting, development, production, exports, taxes, labor standards, occupational health, waste disposal, toxic substances, and other matters. Such operations and exploration activities are also subject to substantial regulation under these laws by governmental agencies and may require that the Company obtain permits from various governmental agencies.

Exploration generally requires one form of permit while development and production operations require additional permits. There can be no assurance that all permits which the Company may require for future exploration or possible future development will be obtainable on reasonable terms. In addition, future changes in applicable laws or regulations could result in changes in legal requirements or in the terms of existing permits applicable to the Company or its properties. This could have a negative effect on the Company’s exploration activities or its ability to develop its properties.

The Company is also subject to environmental regulations, which require the Company to minimize impacts upon air, water, soils, vegetation and wildlife, as well as historical and cultural resources, if present. In Argentina, prior to conducting operations, miners must submit an environmental impact report to the provincial government, describing the proposed operation and the methods to be used to prevent environmental damage. Approval must be received from the applicable bureau and/or department, which will also conduct ongoing monitoring of operations before exploration can begin. In Chile, exploration activities require a environmental declaration, while mining activities require an environmental evaluation, these documents are presented with the government entity (Conama or Corena) before activities begin. As the Company is at the exploration stage, the disturbance of the environment is limited and the costs of complying with environmental regulations are minimal. However, if operations result in negative effects upon the environment, government agencies will usually require the Company to provide remedial actions to correct the negative effects.

Failure to comply with applicable laws, regulations and permitting requirements may result in enforcement actions, including orders issued by regulatory or judicial authorities causing operations to cease or be curtailed, and may include corrective measures requiring capital expenditures, installation of additional equipment or other remedial actions.

Recent political events in Mendoza, Argentina, where the Don Sixto project is located, resulted in legislation being passed by the Mendoza government in June 2007, prohibiting the use of chemicals typically used in the extraction of gold and other metals. The legislation effectively puts the Don Sixto project on hold, unless the government amends the law. The Company has filed suit in the Mendoza Courts challenging the constitutionality of the new legislation which has effectively banned conventional mining in the province. The Company will, however, continue to work with authorities in Mendoza, and with representatives of other mining companies, to effect legislative amendment. These political developments could have a serious negative impact on the Company and the value of its securities.

Financing Risks

The Company has a history of losses and expects losses to continue for the foreseeable future and will require additional equity financings, which will cause dilution to existing shareholders. The Company has limited financial resources and has no operating cash flow. As of December 31, 2007, the end of the last financial year, the Company had incurred accumulated losses totalling $51,861,173. The continued exploration efforts will require additional capital to help maintain and to expand exploration on the Company’s principal exploration properties. Additionally, if the Company decides to proceed with a full feasibility study on its Don Sixto project, substantial additional funds will be required to complete the study as well as to complete the acquisition of the project held under option agreements. The Company may not be able to obtain additional financing on reasonable terms, or at all. If the Company is unable to obtain sufficient financing, it might have to dramatically slow exploration efforts and/or lose control of its projects. The Company has historically obtained the preponderance of its financing through the issuance of equity, and has no current plans to obtain financing through means other than equity financing. If equity financing is required, then such financings could result in significant dilution to existing or prospective shareholders. These financings may be on terms less favorable to the Company than those obtained previously.

The Company has a lack of cash flow sufficient to sustain operations and does not expect to begin receiving operating revenue in the foreseeable future. None of the Company’s properties have advanced to the commercial production stage and the Company has no history of earnings or cash flow from operations. The Company has paid no dividends on its common shares since incorporation and does not anticipate doing so in the foreseeable future. Historically, the only source of funds available to the Company has been through the sale of its common shares. Any future additional equity financing would cause dilution to current shareholders. If the Company does not have sufficient capital for its operations, management would be forced to reduce or discontinue its activities, which would have a negative effect on the value of its securities.

The Company operates in foreign countries and is subject to currency fluctuations which could have a negative effect on the Company’s operating results. The Company’s operations are located in Argentina and Chile which makes it subject to foreign currency fluctuation as the Company’s accounts are maintained in Canadian dollars while certain expenses are numerated in U.S. dollars and the local currency. Such fluctuations may adversely affect the Company’s financial position and results. Management may not take any steps to address foreign currency fluctuations that will eliminate all adverse effects and, accordingly, the Company may suffer losses due to adverse foreign currency fluctuations.

Risks Relating to an Investment in the Common Shares of the Company

The market for the Company’s common shares has been subject to volume and price volatility which could negatively effect a shareholder’s ability to buy or sell the Company’s common shares. The market for the common shares of the Company may be highly volatile for reasons both related to the performance of the Company or events pertaining to the industry (i.e. mineral price fluctuation/high production costs/accidents) as well as factors unrelated to the Company or its industry such as changes to legislation in the countries in which it operates. In particular, market demand for products incorporating minerals in their manufacture fluctuates from one business cycle to the next, resulting in change in demand for the mineral and an attendant change in the price for the mineral. In the last five financial years, the price of the Company’s common shares has fluctuated between $0.22 and $5.52. The Company’s common shares can be expected to continue to be subject to volatility in both price and volume arising from market expectations, announcements and press releases regarding the Company’s business, and changes in estimates and evaluations by securities analysts or other events or factors. In recent years the securities markets in the U.S. and Canada have experienced a high level of price and volume volatility, and the market price of securities of many companies, particularly small-capitalization companies such as the Company, have experienced wide fluctuations that have not necessarily been related to the operations, performances, underlying asset values, or prospects of such companies. For these reasons, the Company’s common shares can also be expected to be subject to volatility resulting from purely market forces over which the Company will have no control. Further, despite the existence of a market for trading the Company’s common shares in Canada, the U.S. and Germany, shareholders of the Company may be unable to sell significant quantities of Common Shares in the public trading markets without a significant reduction in the price of the common shares.

The Company has a dependence upon key management employees, the absence of which would have a negative effect on the Company’s operations. The Company depends on the business and technical expertise of its management and key personnel, including Bryce Roxburgh, President and Chief Executive Officer, and Yale Simpson, Chairman. There is little possibility that this dependence will decrease in the near term. As the Company’s operations expand, additional general management resources will be required. The Company may not be able to attract and retain additional qualified personnel and this would have a negative effect on the Company’s operations. The Company has entered into formal services agreements with Bryce Roxburgh and Yale Simpson and some of its other officers. The Company maintains no “key man” life insurance on any members of its management or directors.

Certain officers and directors may have conflicts of interest, which could have a negative effect on the Company’s operations. Certain of the directors and officers of the Company are also directors and/or officers and/or shareholders of other natural resource companies. While the Company is engaged in the business of exploiting mineral properties, such associations may give rise to conflicts of interest from time to time. The directors of the Company are required by law to act honestly and in good faith with a view to uphold the best interests of the Company and to disclose any interest that they may have in any project or opportunity of the Company. If a conflict of interest arises at a meeting of the board of directors, any director in a conflict must disclose his interest and abstain from voting on such matter. In determining whether or not the Company will participate in any project or opportunity, the directors will primarily consider the degree of risk to which the Company may be exposed and its financial position at the time.

The Company could be deemed a passive foreign investment company which could have negative consequences for U.S. investors. The Company could be classified as a Passive Foreign Investment Company (“PFIC”) under the U.S. tax code. If the Company is declared a PFIC, then owners of the Company’s common shares who are U.S. taxpayers generally will be required to treat any so-called “excess distribution” received on its common shares, or any gain realized upon a disposition of common shares, as ordinary income and to pay an interest charge on a portion of such distribution or gain, unless the taxpayer makes a qualified electing fund (“QEF”) election or a mark-to-market election with respect to the Company’s common shares. A U.S. taxpayer who makes a QEF election generally must report on a current basis its share of the Company’s net capital gain and ordinary earnings for any year in which the Company is classified as a PFIC, whether or not the Company distributes any amounts to its shareholders.

U.S. investors may not be able to enforce their civil liabilities against the Company or its directors, controlling persons and officers. It may be difficult to bring and enforce suits against the Company. The Company is a corporation incorporated in British Columbia under the Business Corporations Act. A majority of the Company’s directors and officers are residents of Canada and all of the Company’s assets and its subsidiaries are located outside of the U.S. Consequently, it may be difficult for U.S. investors to effect service of process in the U.S. upon those directors or officers who are not residents of the U.S., or to realize in the U.S. upon judgments of U.S. courts predicated upon civil liabilities under U.S. securities laws. There is substantial doubt whether an original action could be brought successfully in Canada against any of such persons or the Company predicated solely upon such civil liabilities under the United States Securities Act of 1933, as amended.

As a “foreign private issuer”, the Company is exempt from Section 14 proxy rules and Section 16 of the Securities Exchange Act of 1934. The submission of proxy and annual meeting of shareholder information (prepared to Canadian standards) on Form 6-K may result in shareholders having less complete and timely data. The exemption from Section 16 rules regarding sales of common shares by insiders may also result in shareholders having less data.

PRINCIPAL PROJECTS

CERRO MORO

The following description of the Cerro Moro property was extracted and/or summarized from a report titled “Technical Report Cerro Moro Project” dated November 26, 2007 prepared by Jerry Perkins, B.Sc (Hons Chem. Eng.), C.P., FAusIMM, the Company’s Vice President – Development & Operations, and Matthew T. Williams, B.App.Sc. Applied Geology, MAusIMM, Exploration Manager of the Company, both “qualified persons” under NI 43-101, which is incorporated by reference herein and is available for public viewing at www.sedar.com and www.sec.gov/ among the Company’s disclosure documents.

The reader is cautioned that the following is an abridged summary only. To put the contents hereof in the context of the full technical report, together with its illustrations, figures, footnotes, bibliography, assay certificates, etc., the reader should view the full technical report on SEDAR at www.sedar.com or on  EDGAR at www.sec.gov/.

Acquisition terms

In January 2004, the Company announced that it had secured an option from CVSA to acquire all of CVSA’s exploration projects (the “CVSA Properties”), except those surrounding the Cerro Vanguardia gold mine, in Patagonia, Argentina. CVSA is owned 92.5% by AngloGold Ashanti Ltd. and 7.5% by Fomicruz S.A.

Under the option agreement, the Company paid CVSA US$100,000 for the right to earn a 100% interest in the CVSA Properties by spending US$3 million within five years, including completing a total of 8,000 metres of drilling on any of the four major projects which comprise the CVSA Properties. CVSA also has the right to back into a 60% interest in a project following the completion of 10,000 metres of drilling on that project, by paying the Company 2.5 times its expenditures and paying for all project costs to the completion of a bankable feasibility study. CVSA can increase its interest to 70%, by financing the Company’s share of mine development costs, at industry standard terms. Should CVSA elect not to back into a project, its interest will revert to a 2% NSR Royalty.

At the end of 2006, the Company had met the obligation to incur total aggregate expenditures of US$ 3 million, and completed 12,000 metres of drilling, and in early 2007 notified CVSA that it was exercising the option to acquire the CVSA Properties subject to their back in right. On August 2, 2007, the Company notified CVSA that it had completed 10,000 metres of drilling at the Cerro Moro project, and provided it with a report containing exploration results in early September. In October, CVSA advised the Company that it had elected not to exercise the back-in right and its interest has reverted to a 2% NSR Royalty in Cerro Moro.

To date, the Company has completed 7,820 metres of drilling on a second Santa Cruz project (drilled at Cerro Puntudo and Verde). Further drilling scheduled for 2008, is dependent on the Company contracting additional qualified geologists and drill rigs. The Company has not conducted any drilling on either of the Rio Negro or Chubut projects, which comprise the remainder of the projects held under the CVSA agreement.

Cerro Moro Property Description and Location

Cerro Moro is located in southern Argentina, some 60 kilometres (100 kilometres by road) southwest of Puerto Deseado, a port city in the Province of Santa Cruz. The project area is approximately 176 square kilometres and is geographically centered at approximately 48° 01’ 55” south latitude and 66° 33’ 45” west longitude.

Cerro Moro comprises fifteen titles covering the main prospects.  One of these titles is a Cateo and the remainder are MDs as reflected in the following table:

Number	Letter	Year	Title Holder*	Type	Name	Area (Hectares)
404908	CV	2002	CVSA	MD	La Virginia	699
407082	M	1993	CVSA	MD	Bárbara II	420
407083	M	1993	CVSA	MD	Michelle	420

Number	Letter	Year	Title Holder*	Type	Name	Area (Hectares)
407084	M	1993	CVSA	MD	Michelle II	420
407087	M	1993	CVSA	MD	Bárbara I	420
407088	M	1993	CVSA	MD	Bárbara	420
407101	M	1993	CVSA	MD	Michelle I	420
407102	M	1993	CVSA	MD	Nini	420
412988	M	1995	CVSA	MD	Hansen I	3,000
412989	M	1995	CVSA	MD	Hansen II	3,000
412990	M	1995	CVSA	MD	Hansen III	3,000
412991	M	1995	CVSA	MD	Hansen	2,500
412992	M	1995	CVSA	MD	Nini I	402
412993	M	1995	CVSA	MD	Nini II	408
411599	B	2004	Estelar**	Cateo	Robert	746.15
Total Hectares						16,695

*	Note that at the time of writing the technical report, title to the properties was in the process of being transferred to the Company following CVSA’s decision not to exercise its back-in right.
**	Estelar is a wholly owned subsidiary of the Company.

Accessibility, Climate, Local Resources, Infrastructure and Physiography

Access

Cerro Moro is accessible from either Rio Gallegos City to the south, the capital of Santa Cruz Province or Comodoro Rivadavia City to the north, a southern city in Chubut Province. Both cities have national airports with regular commercial jet services from Buenos Aires. The major centres in close proximity to the project area are Puerto Deseado, approximately 100 kilometres by road to the northeast and Puerto San Julian, approximately 260 kilometres by road to the southwest. Road access from each of these centres is via a combination of paved and all-weather gravel roads. A network of local farm roads and tracks provide reasonable access to all areas of interest within the project area. Exploration is possible on a year-round basis.

Climate

The climate in the area is dry and has been classified as semi-arid with minimum temperatures of -18° C and maximums of 20° C. The area has a low rainfall (mostly in winter), with some snow and is affected by moderate to strong wind.

Local Resources and Infrastructure

The immediate vicinity of Cerro Moro is sparsely populated. Farm stations or ‘estancias’ consisting of one to a few houses dot the country side, occurring several kilometres apart. The main occupation is raising sheep. The operating Cerro Vanguardia Gold Mine (“Cerro Vanguardia”), owned and operated by CVSA, is located approximately 130 kilometres (approximately 200 kilometres by road) to the west-southwest of the project.

The nearest major centres are Puerto Deseado (pop. 10,000), Puerto San Julian (pop. 6,000), Caleta Olivia (pop. 36,000) 210 kilometres by road to the northwest and Comodoro Rivadavia (pop. 140,000) 290 kilometres by road to the north-northwest of the project area. Rio Gallegos (pop. 79,000), the capital of Santa Cruz Province, is approximately 500 kilometres by road to the south of the project. These major centres can provide basic goods and services. The national power grid serves these major centres. Comodoro Rivadavia and Rio Gallegos are serviced with national airports. Puerto Deseado, which is serviced via small to mid-size charter aircraft, has a well maintained concrete airstrip.

Physiography

Cerro Moro has low relief of approximately 60 metres above sea level with an average elevation of 115 metres. There are no permanent watercourses and several saline lagoons and saltpans are found throughout the area.

History

There is no record of previous ownership of Cerro Moro prior to its acquisition by Mincorp Exploration S.A. (“Mincorp”), the company that discovered the property in 1993 while investigating a satellite image.

Regional Landsat TM satellite imagery analysis identified 33 targets, which were initially reviewed by helicopter reconnaissance. Major structures with extensive quartz veining were recognized at the “4 Verde” anomaly (now Cerro Moro). Initial rock chip sampling of the veins returned anomalous gold.

During the period between January and April of 1994, Mincorp conducted mapping and surface sampling of the main quartz veins. The tape and compass mapping of the veins was at scale of 1:1,000 and a total of 223 short trenches were dug by hand. No further work was carried out until May 1997 when detailed mapping and trench sampling restarted. The more obvious outcropping quartz vein structures were identified and named: Moro, Nini, Laura, Susy, Dora, Romina, Lourdes, Barbara, Ana, Deborah, Belen, Maria and Michelle. An interpreted geology map at a scale of 1:20,000 was also produced. In total 2,982 samples were collected and all of the samples were analysed at Cerro Vanguardia. After an analysis of the surface sampling results and mapping, a total of 19 diamond holes for 1,016 metres were drilled by Mincorp on the Loma Mosquito, Moro, Nini, Esperanza, Escondida, Deborah and Michelle vein structures.

In June 1997, Richard Sillitoe conducted an interpretation and revision of exploration strategies on all of Mincorp’s properties in the Santa Cruz and Rio Negro Provinces. He proposed a mineralization model for the Cerro Moro veins which speculated on the level of erosion and potential for further discovery.

During December 1997, detailed mapping was conducted at the Tres Lomas, Loma Escondida and Loma Stock-work prospects to improve the geologic understanding of these areas. A lag sampling program was conducted at the Loma Mosquito prospect.

In May 1998, Richard Sillitoe undertook a second site visit, to review the potential for disseminated-bulk tonnage mineralization at Cerro Moro.

During April to June in 1999, Mincorp conducted an RC percussion drilling program, totalling 15 holes for 1,577 metres, at the Michelle, Loma Mosquito, Virginia, Loma Stock-work, Loma Escondida and Tres Lomas prospects.

In February 2000, an analysis and interpretation of the RC drilling results was completed and in March of the same year an internal technical report was written that summarized all of the previous exploration activities. Mincorp conducted no further work on the property.

In 2001 the rights to the property were transferred to CVSA following the corporate takeover of Mincorp.

Geological Setting

Regional Geology

Cerro Moro is geologically located within the Deseado Massif, which is a tectonic block in the central-portion of the Santa Cruz Province, covering an area of approximately 60,000 square kilometres.

The oldest rocks within the Deseado Massif are the Upper Pre-Cambrian and Lower Palaeozoic metamorphics of the La Modesta Formation (also known as the Rio Deseado Complex). This formation is intruded by granites of Lower to Middle Palaeozoic age. During the Jurassic and Cretaceous Periods the region underwent extensional tectonics, which initially resulted in the epiclastic and pyroclastic Roca Blanca Formation, followed by the widespread mafic volcanic field of the Bajo Pobre Formation during the Mid-Jurassic. During the Mid and Upper Jurassic, these rocks were overlain by felsic and intermediate volcanics and sediments of the Bahia Laura Group. The Bahia Laura Group includes the Chon Aike and La Matilde Formations. The Chon Aike Formation constitutes a thick sequence of rhyolitic ignimbrites, tuffs and volcaniclastics, and is interpreted to host the gold mineralization at Cerro Moro.

Local and Property Geology

Three major rock groups have been mapped at Cerro Moro, including: sub volcanic, volcanic and cover units. The sub volcanic and volcanic units are interpreted to belong to the Chon Aike and La Matilde Formations of Jurassic age, and the cover consists of Tertiary marine sediments and Quaternary gravels. The volcanic units have a north-west strike and dip between 10 to 50 degrees toward the south-west.

In general, the project area is composed of many structural blocks produced by a conjugate set of north-west and north-east faults. Both fault directions contain mineralized quartz veins. In the east and central part of the project the north-easterly faults control the mineralization at the Deborah, Belen, Maria, Michelle, Barbara and Ana prospects. In the central and west part of the project, the north-westerly structures control the mineralization at the Escondida, Esperanza (including Esperanza South-East), Nini, Dora, Moro, Florencia, Gabriela, Natalia, Tres Lomas and Lala prospects. Several secondary east-west structures occur between the primary north-west structures, and these control the mineralization at the Patricia, Loma Escondida, Carla and Carlita prospects. At present the east-west structures are thought to be tensional, pull apart structures resulting from minor strike-slip movement of the larger north-west structures. In general, large strike-slip displacements have not been observed.

In the north of the project the Laura and Georgina prospects are controlled by north-south structures.

Deposit Types

The polymetallic gold-silver mineralization at Cerro Moro is of the low sulphidation epithermal vein type. Individual prospects vary from simple, single veins to complex vein systems with spur and cymoid loop structures. The thickness of the veins varies generally from 1 to 5 metres, but there are examples of veins up to 10 metres in width. The strike length of individual veins varies and is generally between 200 metres and 1 kilometre. The Escondida structure has been followed with drilling for more than 1.8 kilometres, and remains open along strike and at depth.

The discontinuous ore shoots within the larger structures appear to be locally controlled by changes in strike, which are thought to have produced dilational flexures and jogs allowing for greater fluid flow. Changes in wall-rock lithology, along the structures, may be an important factor in controlling the local strike direction of the structures. It has also been noted that the brittle, felsic units have a tendency to produce stronger stock-work style development around the main structures than the intermediate units.

The main prospects delineated and drilled to date include: Escondida, Esperanza, Loma Escondida, Nini, Moro, Tres Lomas, Carla, Deborah, Dora, Gabriela, Virginia, Loma Mosquito, Loma Stock-work, Michelle and Patricia.

Mineralization

The polymetallic gold-silver mineralization is associated with epithermal veins. The high-grade gold and silver mineralization is strongly associated with the presence of sulphides such as: pyrite, sphalerite, galena, acantite and chalcopyrite. Detrimental toxic elements such as arsenic and mercury are at relatively low levels.

Escondida

Initially the Escondida east and west prospects were thought to be two separate veins, but they have recently been proven to be separate shoots within one continuous structure. The Escondida structure has now been traced by drilling for more than 1.8 kilometres in length and it is still open along strike in both directions. Drilling has shown that the mineralization occurs to a minimum depth of 100 metres below the present land surface. The Escondida quartz vein occurs within a major north-west, pre-mineral fault, dipping between 70 to 85 degrees to the south-west. The high-grade mineralization is associated with relatively late, black silica quartz which crosscuts and fills breccia voids within an earlier quartz phase. The black silica is rich in coarse sulphides, including galena, sphalerite, pyrite, chalcopyrite and acantite.

Esperanza

The Esperanza prospect is a north-west structure with one or more quartz veins, which dip steeply to the north-east. At the north-west end of the prospect the veins have been emplaced within coherent andesite on both sides of the structure. The mineralization to the south-east is characterized by a 15 metre wide stock-work zone between several higher grade veins. The Esperanza structure has a present strike length of 1.2 kilometres, and mineralization has been drilled to a vertical depth of approximately 80 metres. The main veins are generally between 1 to 3 metres in width. The gold-silver mineralization is associated with disseminated fine pyrite and copper, lead, zinc sulphides within quartz veins. Sulphidic ginguro banding, with pyrite, chalcopyrite and sphalerite within quartz veining is observed in the high grade zones. The structure is presently open to the south-east and to the north-west and it may be connected to the Nini prospect.

Loma Escondida

The Loma Escondida vein is an east-west structure dipping steeply to the north and is hosted entirely within andesite of the L1 unit. This vein is located 500 metres north of the Escondida prospect and has been interpreted as a secondary dilational structure formed by strike-slip movement of the major north-west structures. The vein crops out poorly, but has currently been followed by drilling and trenching for more than 600 metres in length, and is still open to the east and west. It is a relatively narrow vein ranging in thickness between 0.30 to 2 metres. Pyrite, galena, sphalerite and acantite are associated with the high-grade shoots.

Deborah

The Deborah prospect is a north-east trending structure with a shallow north-west dip. The hanging wall rocks consist of felsic ignimbrite, with the footwall rocks consisting of an intermediate to rhyodacitic ignimbrite. The vein has a total length of 700 metres and mineralization has been tested to approximately 80 to 100 metres vertical depth. The thickness varies between 0.50 to 5 metres.

Nini

The Nini prospect occurs as a major north-west vein structure which is partially covered by Tertiary sediments and has been traced by drilling and trenching for approximately 1.2 kilometres in length. To the south-east the structure may be connected with the Esperanza structure beneath Tertiary cover. The mineralization is generally observed within a single quartz vein, however vein breccias and stock-works with disseminated sulphides have been observed in places.

Tres Lomas

The Tres Lomas prospect is named after three small hills aligned in a north-west orientation. Quartz veining on the hills can be traced for approximately 200 metres along strike and are hosted in rhyodacitic ignimbrite of the P1 unit. The veins are mostly near vertical and have well developed stock-works with widths ranging between 0.3 to 5 metres. The gold-silver mineralization is associated with chalcedonic quartz with considerable disseminated pyrite.

Carla

The Carla prospect contains short east-west quartz veins and breccia veins related to a major north-west fault. This major fault has been interpreted as the same regional structure that controls the mineralization at the Esperanza and Nini prospects. Patchy mineralization has been followed by drilling and trenching for over 150 metres and is truncated by a major post mineral fault within 50 vertical metres of the surface. The thickness of the mineralization is variable between 1 to 10 metres. The mineralization is emplaced close to a wide tectonic breccia zone that separates a felsic ignimbrite to the north and a coherent andesite unit to the south.

Dora

The Dora prospect is a wide quartz filled structure with a north-northwest strike, dipping steeply to the east. Low-grade quartz has been traced for 240 metres and widths vary between 1 to 11 metres. The mineralization is low grade and the white massive quartz vein is low in sulphides. The structure occurs in a felsic tuff with strong argillic alteration.

Virginia

The Virginia prospect has been interpreted as an eroded acid sulphate cap, commonly found in the preserved upper portion of low sulphidation system. Two zones, each 200 metres in length, have been tested by shallow drilling with some significant results. The trend of this silica-cap has a north-east strike and the disseminated mineralization is associated with pervasive silica-kaolin-alunite alteration in a felsic tuff.

Loma Mosquito

The Loma Mosquito prospect is characterized by the presence of possible sinter caps and eruption breccias, which have been interpreted as the upper portion of a low sulphidation system. Loma Mosquito is located in the northern part of the property near the Virginia prospect and is the only place where sinters have been recognized. Drilling in this area has confirmed the presence of anomalous gold associated with shallow, east dipping eruption breccias and silicified tuff.

Loma Stock-work

The Loma Stock-work prospect is a small hill with abundant stock-work veining emplaced in a silicified rhyolite rock over an area of approximately 1 hectare. One drill hole has confirmed low-grade mineralization in the pyritic quartz stock-work veining.

Michelle

The Michelle prospect consists of several parallel sub-vertical quartz veins, trending approximately north-south to north-northeast. The veins have been tested by drilling and trenching over approximately 400 metres in length and were found to be up to 2 metres wide. The low-grade veins contain crystalline quartz with poorly developed coarse banding and occur in rhyolite.

Patricia

The Patricia prospect is an east-west, narrow quartz vein structure dipping steeply to the north and emplaced in coherent andesite. The area is partly covered by Tertiary and Quaternary sediments. The structure has an outcrop expression for 300 metres, but is interpreted, from the ground magnetics, to continue for an additional 300 metres to the west and 200 metres to the east. High-grade gold and silver mineralization has been intersected in trenches and drill holes and is more elevated to the west, before disappearing under cover. This mineralization is associated with copper, lead and zinc sulphides in quartz veins, approximately 1 metre in width. It is currently interpreted that this east-west vein occurs within a similar structural setting to that of the Loma Escondida prospect to the south, and that both are secondary dilational structures formed by strike-slip movement of the major north-west structures such as Escondida and Esperanza.

Exploration

Since commencing work in June 2003, the Company has carried out diverse exploration activities at Cerro Moro that includes: several geological mapping campaigns, satellite image interpretation, various geophysical surveys (ground magnetic, induced polarization and resistivity), surface sampling (soil, trench, and lag sampling) and drilling (reverse circulation and diamond drilling).

Results from the ground magnetics differentiated known structures. Importantly, the structures are interpreted to extend under the shallow Tertiary marine sediment cover. The Escondida structure is interpreted to continue to the north-west under cover for more than 1 kilometre and the Esperanza structure also appears to extend for approximately 600 metres to the south-east. Both extensions have been tested by drilling with positive results.

Surface Sampling

Rock Chip Samples

A total of 911 spot rock chip samples were collected from all of the main prospect areas: Escondida, Loma Escondida, Patricia, Tres Lomas, Patricia, Natalia, Gabriela, Nini, Carla, Deborah, Belen, Maria, Michelle, Moro, Dora, Lala, Laura and Georgina. This program of sampling was undertaken to assess targets identified in the geophysical products, as well as outcropping veins which had not been previously sampled.

Lag Sampling

A total of 10 lag soil sampling lines were completed for 457 samples totalling 14.1 line kilometres. The areas sampled included: Deborah, Escondida, Loma Escondida, Tres Lomas, Patricia, Barbara, Ana, Carla and Carlita. Several anomalies were detected, particularly over the known veins, indicating the effectiveness of the method. Each sample represents a composite over a 25 metre interval, and the material sampled is between 2 and 5 millimetres in size.

Soil and Mobile Metal Ion Samples

The soil sample program during 2004 and 2005 aimed to define potential drill targets over resistivity anomalies. During this program 404 samples were collected. The method failed to provide geochemical targets over areas of cover with the only anomalous results returned being from samples located proximal to the known outcropping veins.

The Mobile Metal Ion (“MMI”) soil sample program was conducted between the Esperanza and Nini structures, in an area with recent cover and no outcrop. A total of 17 samples were collected for analysis. Samples were collected over two lines, an orientation line passing over the Nini vein with the second over marine sediments that form a ridge which separates the Nini and Esperanza prospects. The orientation line contained anomalous values, however the line over the covered area contained no anomalous results.

Trenches and Rock Chip Channels Samples

The Company has, to date, completed a total of 135 trenches for 2,390 metres, from which 1,431 samples have been collected and assayed. Trenching was conducted at the Carla, Carlita, Deborah, Escondida, Esperanza, Gabriela, Loma Escondida, Natalia, Patricia and Tres Lomas prospects. The samples in the trenches were collected by hammer and chisel, every 2 metres, or less, as dictated by geology. Depending on the length of the samples, samples weights ranged between 1 and 7 kilograms, with an average sample weight of 5 kilograms.

Drilling

To the date of the technical report, the Company had drilled a total of 142 drill holes for 10,026 metres, comprised of 82 diamond holes for 4,826 metres and 91 RC percussion drill holes for 5,200 metres. 60% of the drilling was conducted on the Escondida, Esperanza and Deborah veins, with over half at the Escondida prospect. The following table details the drilling completed by prospect:

Drilling Summary
Prospect	Diamond		RC		Total
	Holes	Metres	Holes	Metres	Holes	Metres
Carla	5	398.45	3	301.00	8	699.45
Deborah	4	198.45	15	965.00	19	1,163.45
Dora	0	0.00	8	342.00	8	342.00
Escondida	47	2,830.02	0§	1,411.50	47	4,241.52
Loma Escondida	7	303.80	0§	60.00	7	363.80
Esperanza	14	794.35	11	984.50	25	1,778.85
Moro	0	0.00	5	378.00	5	378.00
Nini	0	0.00	9	488.00	9	488.00
Patricia	5	300.70	0	0.00	5	300.70
Virginia	0	0.00	9	270.00	9	270.00
Totals	82	* 4,825.77	60	# 5,200.00	142	10,025.77

*	Excludes metres drilled by RC as pre-collar for diamond holes.
#	Includes metres drilled by RC as pre-collars for diamond holes.
§	RC metres drilled as pre-collars for diamond holes are not categorized as RC holes.

The style of all mineralization intersected by drilling on the Cerro Moro property to date is of the low sulphidation epithermal vein type. Vein true widths vary from less than one meter to over five meters, averaging around two to three meters and vein lengths vary from over a kilometre to less than one hundred metres. There are distinct variations from one vein to another in gold and silver grades, the silver/gold ratio, the percentage of sulphide minerals present and vein textures. Generally veins toward the south have an increase in gold and silver grades; higher amounts of silver compared with gold and contain a greater percentage of sulphide minerals such as pyrite and base metal sulphides. This along with the vein textures observed indicates higher temperatures of formation for veins exposed in the south compared with those exposed in the north signifying that at the levels observed they are closer to the source of mineralizing magmatic fluids. It remains to be established if the mineralizing fluids for all veins originated in the south and spread laterally northward, or if the depth of erosion in the south is greater exposing deeper levels of vein mineralization. If the latter is true, then deeper drilling could expect to intersect higher gold and silver grades in veins in the north of the property. Within individual veins mineralization occurs in discrete zones termed “ore shoots”. Drilling outside of the ore shoots intersects sub economic gold and silver grades. Hence the density of drill holes must be closely enough spaced to ensure that ore shoots are not overlooked. At present Exeter is exploring at an eighty meter horizontal spacing and a forty to fifty meter vertical spacing. When economic tenor mineralization is discovered the horizontal spacing is reduced to forty metres.

Sample and Analysis

Surface Sampling

All the samples were taken by a field assistant under a geologist’s supervision utilizing hammer and chisel. The samples to be collected are initially marked up by a geologist using a nominal 2 metre sample length with smaller lengths dependent on geological or mineralization contacts. All of the sampling in the trenches and surface rock chip channels are continuously sampled. Representative chips of each sample interval are stored in plastic boxes for future reference. The samples are placed in marked plastic bags, sealed and transported to the assay laboratory.

The lag soil samples are composites of 5 sites taken every 5 metres over every 25 metres. The sampling was performed by field assistants under a geologist's supervision. The sampled material is sieved on-site to between 2 and 5 millimetres.

Diamond Drilling

Diamond holes drilled were orientated using the Ballmark gravity system that makes a mark on an aluminium disk with a small ball, representing the bottom of the hole in the oriented core. A Company technician on the drill site measures core recovery and draws an initial orientation line on the core. The drill core is then placed in marked wooden core boxes at the drill site and transported to the camp for verification and data recording. Every diamond hole is digitally photographed, wet and dry, by technicians before cutting and sampling.

On completion of logging and photography a geologist marks the core for sampling. Sample lengths through the obvious mineralized zones vary between 0.3 and 1.5 metres dependent on geological and structural contacts, and these samples are classified as “high priority”. The remainder of each drill hole, classified as “low priority”, is generally sampled every one metre. Technicians utilize a diamond saw on-site to cut the core in half. One half of the core is sampled and sent to the laboratory and the remaining half is stored on-site in the core boxes. The core saw is cleaned with a brick or other abrasive stone between each high priority sample to eliminate contamination between potential high grade samples. The samples are placed in marked plastic bags, sealed and transported to the assay laboratory.

RC Percussion Drilling

RC percussion drilling samples are collected at one metre intervals using a cyclone attached to the drill rig. Geological logging is performed by Company geologists at the drill site. The high priority, potentially mineralized zones are sampled at one metre intervals, and composite samples of three metres are collected through the low priority zones. Each of the one metre samples are stored in plastic bags and are weighed and recorded by technicians at the drill site. The geologist records the diameter of the drilling tools (bit and shoes) at the beginning and end of each hole and uses these measurements to calculate an estimated weight of each sample. The sampling is performed at the camp by technicians, utilizing a riffle splitter, where each metre sample is split 3 times. The average 1 metre sample weight is approximately 3 kilograms, with an average of 9 kilograms for the 3 metre composite samples.

Sample Preparation, Analysis and Security

All samples were sent for preparation to the ALS-Chemex preparation facility in Mendoza, Argentina and the prepared samples are then sent for analysis at the ALS-Chemex laboratory in La Serena Chile; both ISO-9001:2000 certified laboratories. Quality control procedures include the use of geochemical standards, sample duplicates (RC percussion and lag soil samples only), geochemical blanks and check assaying. As part of the assaying procedure, ALS-Chemex re-assay all samples that return gold values of greater than 1.0 ppm Au.

Sampling of rock chips, trenches and rock chip channel samples, percussion chips and drill cores have been conducted on-site by Company personnel under the supervision of experienced Company geologists.

Assay samples are placed in sealed plastic bags with a numbered sample tag firmly stapled inside the bag. Depending on individual sample size, two to six samples are then placed in larger woven plastic bags which are then sealed with cable ties and numbered in readiness for transport to the laboratory. All Company samples are transported from site by Company vehicle to the bus station in either Caleta Olivia City or to Comodoro Rivadavia City. The samples are then transported by bus to the ALS-Chemex preparation facility in Mendoza.

Exploration and Development

Based on the significant gold and silver mineralization encountered at the various prospects at Cerro Moro to date, coupled with the interpreted potential for new discoveries on the property, numerous work programs are planned to progress the project to a potential development stage decision. Currently, a three-component drilling program consisting of resource, extension and discovery drilling is underway.

The Cerro Moro technical report proposes a three phase drilling program: firstly, to bring the known mineralization to at least a potential inferred resource category (compliant with the CIM Mineral Resource and Mineral Reserve Definitions); secondly, to extend the known mineralization laterally and at depth; and thirdly, a ‘discovery drilling phase’ to test geophysical, geological/structural, and geochemical targets in the search for new high-grade gold-silver discoveries on the property. A preliminary resource estimate, compliant with the CIM Mineral Resource and Mineral Reserve Definitions, of the various veins at Cerro Moro was proposed for the second quarter of 2008 and a preliminary development options study was intended to be completed at the beginning of the third quarter of 2008. The actual timing of the resource estimate and preliminary development option study will be determined by ongoing exploration results. Along with proposed ongoing metallurgical test work, the commencement of environmental and social base line studies will be initiated.

Over 20 new targets have been identified that require testing. These targets are at various levels of investigation, and geochemical surface sampling, detailed geological mapping, trenching and drilling has been proposed.

A 13-month preliminary budget estimate of US$8,535,000 is recommended to complete the above proposed programs.

The Company currently has three drill rigs working at Cerro Moro. Two rigs have been assigned to drill the Escondida and Loma Escondida zone extensions, both testing the veins to the northwest, and testing the target zone immediately to the southeast of Escondida.

Results from exploratory drilling, announced on January 15 and February 12, 2008 reflect the discovery of a blind high grade shoot under cover along a westerly extension of the Escondida vein. Gold and silver mineralization within the Escondida structure has now been tested over a 1,600 metre strike length. In addition, follow-up drilling on the Loma Escondida vein, located immediately to the north of the Escondida structure, has intersected significant high grade gold-silver mineralization, as detailed in the news release dated February 5, 2008, and has extended the strike length of the vein to 400 metres. Follow-up drilling at the Gabriela, Patricia and Silvia vein systems, has demonstrated that these veins can now be traced for a minimum of 700, 450 and 200 metres, respectively (news release dated 18 March 2008). Importantly, the new drilling at Gabriela and Patricia have demonstrated that these veins are silver rich compared to others on the property.

A third rig is committed to a “discovery oriented” drilling program testing expansions to the zones at Escondida, Loma Escondida and Esperanza. A fourth rig, which will be dedicated to detailed resources definition drilling, is scheduled to be added in 2008.

Up to March 28, 2008, the Company has drilled a total of 308 holes for 28,124 meters, comprised of 165 diamond holes for 18,180 meters and 143 RC holes for 9,944 meters. Approximately 50% of the drilling has been conducted on the Escondida vein with the balance having been drilled on over 14 additional vein targets.

CASPICHE

The following description of the Caspiche property was extracted and/or summarized from a report titled "Technical Report and Proposed Exploration for Caspiche Project " dated December 24, 2007 prepared by Jason Beckton, B.Sc.(Hons), M Econ Geol, MAusIMM, MAIG, the Company’s former Exploration Manager – Chile, and Jerry Perkins, B.Sc (Hons Chem. Eng.), C.P., FAusIMM, the Company’s Vice President – Development & Operations both “qualified persons” under NI 43-101 which is incorporated herein by reference and is available for public viewing at www.sedar.com and www. sec.gov/ among the Company's disclosure documents.

The reader is cautioned that the following is an abridged summary only. To put the contents hereof in the context of the full technical report, together with its illustrations, figures, footnotes, bibliography, assay certificates, etc., the reader should view the full technical report on SEDAR at www.sedar.com or EDGAR at www.sec.gov/.

Acquisition terms

In 2005, the Company entered into an agreement with Anglo American over seven properties in the Maricunga region of Chile. The terms of the agreement provide for increasing annual drilling and exploration commitments over five years, and the phased reversion of five properties to Anglo American after the second and third years. Once the Company has spent a total of US$2.55 million, including completing 15,500 metres of drilling, it will have earned a 100% interest in the remaining properties. Anglo American will be entitled to a 3% NSR Royalty from production. To date, the Company has met all the expenditure and drilling requirements under the agreement.

Property Description and Location

Caspiche is located 120 kilometres southeast of the city of Copiapó in northern Chile. The Caspiche tenements encompass a contiguous 1,274 hectare area. The tenement “Caspiche 1-10”, located on level ground, was previously selected as a potential camp site or for future mining infrastructure. The geographic centre of the property is located at approximately 27° 41´ south latitude and 69° 18´ west longitude. The coordinates in the Peruvian coordinate system (UTM Zone 19), in the datum PSAD, are 471,000 m east and 6,937,000 m north.

The Caspiche property consists of the following exploration concessions owned by Anglo American. Of the seven concessions two have been elevated to the status of exploitation concessions and the remaining five are currently under application for exploitation status. A list of the concessions that form the Caspiche property is as follows:

Concession Name	Hectares	Claim Holder	Concession Type
Caspiche 1-10	100	Anglo	Exploitation
Vega de Caspiche 1-20	81	Anglo	Exploitation
Caspiche II 1 al 32	312	Anglo	Exploitation
Caspiche III 1 al 10	100	Anglo	Exploitation
Caspiche IV 1 al 30	75	EMABLOS	Exploitation in Application
Caspiche IV 11 al 16	4.25	EMABLOS	Exploitation in Application
Caspiche V 1 al 20	186	EMABLOS	Exploitation in Application
Caspiche VI 1 al 30	245	EMABLOS	Exploitation in Application
Caspiche VII 1 al 20	171	EMABLOS	Exploitation in Application
Total Hectares	1,274.25

Anglo refers to Anglo American Chile Limitada

Emablos refers to Minera Mantos Blancos S.A.

Accessibility, Climate, Local Resources, Infrastructure and Physiography

Access

Caspiche is accessible by road from the city of Copiapó, the capital of the province of Copiapó located in Region III of northern Chile. The principle route departs Copiapó south by paved highway through the town of Tierra Amarillo. At 22 kilometres from Copiapó a left turn-off is taken to the east on a mixed sealed/gravel road, which follows the Quebrada (“gully”) Carrizalillo for 98 kilometres towards the La Guardia community. At this point the road divides, and the route to the project follows the northern fork for 46 kilometres through the El Gato Creek. At the 46 kilometre mark a sign advises “Proyecto Caspiche 17 km” further to the east. The total distance by road is approximately 185km.

Climate

The climate is typical for these elevations in the central Andean Cordillera: windy, cold at night with limited precipitation, usually in the form of snow. Exploration field seasons generally run from late October through mid May. The operating mines, such as the nearby Refugio gold mine, are operated year-round at elevations of 4,200 to 4,500 m.

Local Resources and Infrastructure

All transport is by private vehicle. The operating Refugio mine, located 15 kilometres north of Caspiche, transports their employees from Copiapó by bus or company owned trucks and vans. A number of daily scheduled jet air services fly between Copiapó and Santiago.

Local semi-skilled and skilled labour is available for work on mineral projects in the Maricunga region and Chile supplies high quality mining professionals. Power for the existing projects in the Maricunga region is normally sourced from Copiapó and is carried to the mines by private power lines owned by the operating companies. At Caspiche two areas of relatively level ground for locating potential infrastructure are held under Anglo American mineral concessions.  The process for obtaining permits for easements and water rights is straightforward in Chile nevertheless this does not guarantee adequate water supply.

Physiography

Topography within the property consists of broad open areas of gentle relief with two ridges with limited cliff zones of exposed bedrock. The elevations within the property range between 4,200 and 4,700 metres above mean sea level. Vegetation is limited to grasses and small thorny bushes and small marsh at the junction of creeks.

History

The southwest quadrant of the property was first staked in 1986 by Anglo American as part of a generative program covering the entire Maricunga Belt. Minera Newcrest Chile Limitada (“Newcrest”) held the project through an option agreement with Anglo American from 1996 to 1998, during which time it discovered the Caspiche III mineralization, and staked an additional 2,561 hectares to cover it. Part of this new ground was not subject to reporting under their agreement with Anglo American. Following the Newcrest group’s decision to abandon worldwide exploration in 1998, Newcrest withdrew from exploration on all of their ground in Chile, including Caspiche. The concessions held by Newcrest lapsed following which Anglo American staked portions of this ground to form the current Caspiche property.

Commencing in 1986 Anglo American conducted three field campaigns at Caspiche. Total exploration expenditures on the property are unknown. A total of 842 rock chip samples were collected, and of these 80 returned values greater than 1 g/t Au. The highest reported value was 5.45 g/t. At Caspiche Central, 431 soil samples were collected on an 80 by 40 metre grid. Both the rock chip and soil samples demonstrated that the Caspiche Central sector of the property was strongly anomalous in Au, Ag, Cu and As over a 650 metre by 300 metre area.

During the 1988 field season, Anglo American drilled 12 short (approximately 50 metre deep) air core holes for an aggregate of 580 metres. The drilling produced Au values between 0.1 and 6.5 ppm and Ag values of between 1 to 40 ppm.

During the 1990 season, Anglo American drilled six RC percussion holes of 150 to 200 metres each, for a combined total of 950 metres. It was also reported that drill hole SPC-05 contained an overall intercept of 148 metres grading 0.49 ppm Au. Anglo American estimated a geologic inventory for Caspiche Central of 6.3 million metric tonnes averaging 0.45 ppm Au using a 0.1 ppm Au cut-off and a specific gravity of 2.3 gram/cm3.This estimate does not comply with the current CIM Mineral Resource and Mineral Reserve Definitions or NI 43-101, and should not be relied on, but is included as a historical reference only.

Newcrest signed a purchase option agreement with Anglo American in June 1996, for the 312 hectare CASPICHE II 1/32 mineral tenement that encompassed the Caspiche Central prospect. During the 1996-97 and 1997-98 field seasons Newcrest reported exploration expenditures on the property of US$ 587,000 in various work programs and an additional US$ 360,000 in land payments and holding costs. Upon commencement of work on the property, Newcrest increased its land position by staking an additional 2,561 hectares of open ground surrounding the Anglo American property. During their first field season of 1996-97, Newcrest conducted geologic mapping, rock geochemistry, a 275 line-kilometre helicopter-borne aeromagnetic survey, 19.4 lineal kilometre IP/Resistivity ground geophysical survey and drilled 3,000 metres in 14 RC percussion holes. Twelve holes were drilled at Caspiche Central, to follow-up on disseminated mineralization discovered by Anglo American, and the additional testing of newly defined geophysical targets. Two holes were drilled at Caspiche III to follow-up on anomalous Au and Hg surface geochemistry, indicating a potential epithermal-style target.

Two drill sections were constructed from the combined drill data at Caspiche Central. Line A-A’ is orientated WNW-ESE and looks to the NNE. On this section, drill holes CDH-03 and CDH-2b intersect an upper zone containing higher Au:Cu ratios that corresponds to a zone of oxidation described in the drill logs. There is also an indication of the development of a weak Cu enrichment zone at the base of the oxide zone.

During the 1997-98 field season, Newcrest conducted a soil geochemistry orientation survey including Mobile Metal Ion (MMI), Enzyme Leach and ICP analyses. A series of advanced geologic investigations were also performed including oxygen isotope, fluid inclusion studies, thin-section petrography and K/Ar geochronology. Newcrest also drilled two RC percussion holes south of Caspiche Central that yielded only anomalous Au and Cu values. An additional 18 RC percussion holes were drilled at Caspiche III, however, Newcrest did not report the results of these holes to Anglo American. At that time this portion of the property was not covered by their joint venture agreement and Newcrest was under no contractual obligation to report the results of this work. The Company approached Newcrest in an attempt to acquire the missing drill results; however they appeared to no longer reside in the Newcrest geologic database. The Company was only able to recover the softcopy collar, survey, geology and assay files; and

significant twinning of old drill holes would be required to verify the validity of the data. Accordingly, the data from the last 22 holes drilled by Newcrest has been used for targeting purposes only.

In October of 1997, Geodatos S.A.I.C. flew a 275 line-kilometre helicopter-borne aeromagnetic survey. The survey covered 100% of what then comprised the Caspiche mineral tenements at the time. The survey was flown at an average elevation of 80 metres with 150-metre line spacings and crossing control lines at approximately 1,000-metre intervals. The flight lines were oriented at 060 degrees to cut WNW, NW and N-S striking structural fabrics at the latitude of the property. The RTP magnetic map usually provides a more intuitive depiction of the magnetics than does the total field magnetic map. The RTP magnetics show a series of magnetic highs in the central portion of the property. The most southern of these is coincident with the magnetite alteration surrounding the porphyries located at Caspiche Central. A stronger magnetic high northeast of Caspiche Central is coincident with a porphyry exposed on the northern margin of the property. This high is associated with two magnetic low anomalies located to the southeast and to the west.

During December 1996 and January 1997, Quantec Ltda. conducted an IP/Resistivity survey over portions of the Caspiche property. The survey was conducted with 200 metre dipole spacing on a pole-dipole configuration. The survey was exploratory in nature with wide-spaced lines at various orientations. Geophysical Line #1 transects the property crossing through Caspiche Central. The chargeability section clearly shows the “Caspiche porphyry”, the low-grade Au-Cu mineralized microdiorite porphyry, cut by drill hole CDH-03. The potential silica cap of the porphyry, which outcrops at Caspiche Central, is well defined in the resistivity pseudo-section. The northern limit of this resistivity anomaly is located beneath Filo Central. The Caspiche III sector of the property is crossed by Line #4 and the northern end of this line terminates in a high resistivity anomaly beneath Filo Central.

In addition to the 1990 Anglo American estimate of 6.3 million metric tons averaging 0.45 ppm Au, Newcrest mentioned in their 1997 report the exploration potential for 15 to 20 million tonnes (“Mt”) of 0.64 ppm Au oxide and 35 to 50 Mt of 0.65 ppm Au and 0.30% Cu sulphide material.

These historical estimates do not comply with the current CIM Mineral Resource and Mineral Reserve Definitions or NI 43-101, and therefore should not be relied on, and are included here only as an historical reference.

Geological Setting

Regional Geology

The Maricunga Metallogenetic belt is located south of the Eocene-Oligocene Porphyry Copper Belt of northern Chile, west of the Bajo de la Alumbrera Cu-Au porphyry in Argentina, and north of the El Indio – Pascua-Lama-Veladero Au-Cu belt.

The Maricunga Belt is composed of a series of north-south trending chains of andesite to dacite volcanoes. These volcanic rocks are generally restricted to north-south trending grabens with Paleozoic-Triassic basement rocks exposed in intervening horst blocks. The volcanism occurred in four events grouped into two main episodes.

There are three main structural trends affecting the Maricunga belt. The most predominant of these are the north-south to north-northeast trending high-angle reverse faults that bound basement rocks. These form a series of horsts and graben blocks with the Tertiary volcanic rocks, which host the economic mineralization, confined to the graben structures.

The second and most important structural orientation in terms of associated economic mineralization are the west-northwest to north-northwest trending structures. These manifest as normal trans-tensional faults, dykes, veins and linear alteration zones.

The Maricunga Belt hosts numerous and large alteration zones that are the result of hydrothermal alteration and the oxidation of sulfides in the surface environment. Several of these zones host economic concentrations of metals. These hydrothermal systems form a continuum between porphyry Au-Cu style mineralization and high sulphidation epithermal Au-Ag mineralization. Examples of the porphyry end-member deposits are Refugio, Aldebarán (Cerro Casale), Marte and Lobo. High sulphidation-end member examples include La Coipa, and La Pepa. Several of the deposits exhibit a strong northwest-southeast structural control to the mineralization. Another characteristic of some deposits in the belt is the superimposition of characteristic porphyry and epithermal alteration textures and alteration mineral assemblages.

Local & Property Geology

Local geology consists of three sequences of volcanic and sedimentary rocks separated by dis-conformities. These are informally divided into the Caspiche Formation, the Rio Nevado Formation, and the Yeguas Heladas Formation. Unconsolidated Quaternary deposits cover a large portion of the bedrock geology within the property.

The Caspiche Formation is exposed at the western margin of the property. It is composed of columnar jointed andesite lava flows. Approximately one kilometre west of the property boundary, the lavas are viewed overlying a sedimentary sequence of rocks. These range from volcaniclastic siltstones to sedimentary breccias.

The Rio Nevado Formation consists of undifferentiated felsic pyroclastic rocks of several hundred metres thick. At Caspiche III, at the eastern margin of the property, the formation is crudely stratified with shallow westwardly dipping horizons several metres thick. On the northern flank of Caspiche Central the formation contains a pumice rich pyroclastic that is locally welded. South of Caspiche Central the unit contains bifurcating tubes believed to represent molds of plant roots. The upper portion of the formation is composed of felsic, flow-banded, and auto-brecciated lava. These lavas are included in the Rio Nevado Formation because at several locations they are argillically altered.

The Yeguas Heladas Formation consists of a series of stratified volcanic rocks that post date alteration and mineralization. They consist of a lower conglomerate unit, an unwelded pyroclastic unit containing residual silica, and massive silica altered clasts of the Rio Nevado Formation.

Intrusive rocks at Caspiche are limited to a series of small stocks of felsic porphyry located at Caspiche Central and extending south. Locally these exhibit chilled margins and flow banding. Drilling by Anglo American and, previous explorers Newcrest indicated that several additional porphyry rocks are present at depth beneath Caspiche Central.

Main structural orientations at Caspiche are northwest, east-northeast, and roughly north-south. These same orientations are reflected in lineaments observed in the Landsat satellite imagery and in the interpretation of disruptions and domain boundaries in the airborne magnetics. Lineaments from the two interpretations are coincident with major faults zones postulated by Newcrest. One of these is a west-northwest trending structure located between Caspiche Central and Filo Central. The juxtaposition of the Rio Nevado Formation and the Yeguas Heladas Formation is consistent with an interpreted downward dip-slip component to the north of the fault. At the western margin of the property a north-northeast trending structure is interpreted. Here the Caspiche Formation is juxtaposed with the Yeguas Heladas

Formation indicating reverse faulting with a minimum stratigraphic throw of 250 metres. The orientations and sense of movements on these structures are consistent with the regional-scale structures described previously.

Hydrothermal alteration on the Caspiche property is preferentially developed in the Rio Nevado Formation. At Caspiche Central the prominent outcrops are residual silica to advanced argillically altered and locally have coarse crystalline alunite infilling cavities. Bedrock exposures in road cuts on the flanks of the topographic highs are argillically altered. At Caspiche III, zoned alteration is also observed with residual silica alteration restricted to narrow linear structures within more wide spread massive silica flooding alteration. At the eastern boundary of the property the rocks are affected by low temperature silica and argillic mineral assemblages characteristic of steam-heated alteration found above the paleo-aquifers in high sulphidation style systems.

Deposit Types

There are two recognised deposit types at Caspiche. The first is porphyry style mineralization, which was the primary target for Anglo American and Newcrest. The second is epithermal, high-sulphidation, style mineralization which was the primary target model being investigated by the Company.

Mineralization

Based upon surface sampling and historic drilling, two zones of known Au +Ag +Cu mineralization occur within the boundaries of the Caspiche property. The first is referred to as Caspiche Central, which is located in the south-central portion of the property. Mineralization is evident from reported drill hole results and by surface rock chip samples. The second known mineralized zone is referred to as Caspiche III and is located at the eastern margin of the property. Mineralization is also evident from reported results and by surface rock chip samples.

Surface rock chip geochemistry plainly shows Caspiche Central and Caspiche III as the most important exposed gold mineralized zones encountered on the property. The Hg rock geochemistry clearly suggests the character of this mineralization is distinct. The style of the mineralization reported from the drilling is consistent with a porphyry style of deposit with the presence of multiple generations of stockwork quartz-sulfide veining and typical porphyry style alteration mineral assemblages. The gold values in the upper oxide zone and gold and copper values in the mixed and lower sulphide zones exhibit a good degree of sample to sample continuity.

Exploration

The Company conducted a field campaign during March to mid May, 2006. The entire project area was mapped, and 112 rock chip samples were collected along with 22 PIMA samples. All available historic data was compiled into a Geographic Information System (GIS) environment. Remote sensing data, including ASTER mineral model maps and QuickBird high resolution satellite imagery, was added. Lineament studies were conducted on this data, as well as the airborne magnetometer survey data.

During the months of November and December 2006, Quantec Chile Limitada (“Quantec”) conducted a program of Controlled Source Audio-frequency MagnetoTelluric (CSAMT) surveys and Very Low Frequency (VLF) electromagnetic surveys on behalf of the Company. The objectives of the geophysical surveys were to map important structures and zones that may be associated with high-sulphidation type epithermal gold mineralization.

An exploration model has been constructed using surface mapping completed in March 2006 and the drilling programs completed to date. Maricunga deposits are characterized by lower porphyry style systems overprinted at shallower levels by high sulphidation systems. Caspiche Central and Caspiche III are separated by an interpreted normal fault. Caspiche Central is characterized by overlapping porphyry style and epithermal style mineralization. To date, Caspiche III contains high sulphidation style mineralization. There remains potential for porphyry style mineralization at depths greater than 200 metres for Caspiche III. It is interpreted that the northern block has been downthrown with respect to the southern block. This has resulted in preservation of the relatively shallow level high sulphidation mineralization at Caspiche III.

Drilling

During 2007, the Company conducted a drilling campaign with the results from the two prospect areas, Caspiche Epithermal and Caspiche Porphyry reflected below:

Caspiche Epithermal – Caspiche III

The drilling confirmed the presence of a high-sulphidation epithermal gold system. The mineralization is interpreted to lie within flat lying replacement zones that are probably related to a yet un-drilled intrusive body. Significant results are in the table below:

Hole	From (m)	To (m)	Width (m)	Gold (g/t)	Silver (g/t)	AuEq(1) gold:silver ratio 1:60
CSDH_001	38	40	2	0.62	0.0	0.62
CSDH_001A	36 88 140 180	40 90 142 186	4 2 2 6	0.9 0.6 0.1 0.2	0.0 0.5 31 41	0.9 0.6 0.5 0.9
CSDH_002 Including	38 52 (66 94 134 140 152 166 172 186	40 76 72 96 136 148 154 168 178 186.7	2 24 6 2 2 8 2 2 6 0.7	0.02 1.1 3.2 0.04 - 0.07 0.07 0.2 1.7 0.08	74 23 48 37 46 45 67 27 16 100	1.3 1.5 3.9 0.7 0.8 0.8 1.2 0.6 1.9 1.8
CSDH_003	90 96 148 168	92 98 150 172	2 2 2 4	0.01 0.12 0.02 0.85	100 25 26 6	1.7 0.5 0.5 0.9
CSDH_006	138 144 222 238	140 166 228 240	2 22 6 2	0.5 1.5 0.7 0.6	1.6 1.6 1.4 1.4	0.5 1.5 0.7 0.6
CSDH_007						NSR
CSDH_008	34 42 72 94 122 132 152 158 190 198 236 266 294	36 58 76 98 128 142 154 160 194 202 238 270 298	2 16 4 4 6 10 2 2 4 4 2 4 4	0.4 1.3 0.1 0.5 1.2 0.6 0.9 0.4 0.7 0.9 0.6 1.1 2.5	3 5 24 6 3 2 1 2 1 1 1 0 0	0.5 1.4 0.5 0.6 1.2 0.6 0.9 0.5 0.7 0.9 0.6 1.1 2.5

Hole	From (m)	To (m)	Width (m)	Gold (g/t)	Silver (g/t)	AuEq(1) gold:silver ratio 1:60
CSDH_009	132	136	4	0.2	91	1.7
CSDH_010 including	28 36 42 52 74 158 166 174	32 38 46 56 84 160 202 186	4 2 4 4 10 2 36 12	0.04 0.04 0.03 0.02 0.9 0.1 1.3 2.5	26 32 43 63 14 63 26 26	0.5 0.6 0.8 1.1 1.1 1.2 1.7 2.9

CSDH_011	30 42 50 76 96 112 120 146 152	34 46 52 84 108 114 128 148 156	4 4 2 8 12 2 8 2 4	1.7 0.6 0.5 0.4 1.2 1.8 0.9 0.02 0.02	3 2 2 13 4 3 12 100* 32	1.7 0.6 0.5 0.6 1.3 1.9 1.1 1.7 0.6
CSDH_012	26 50 58 94 120 140 178 316	28 52 68 110 122 160 180 318	2 2 10 16 2 20 2 2	1.8 0.5 0.6 2.1 0.9 0.7 0.4 0.4	8 17 13 2 1 2 2 1	2.0 0.8 0.8 2.2 0.9 0.7 0.5 0.5

NSR = No significant result.

1Note: Gold equivalent grade is calculated by dividing the silver assay result by 60, adding it to the gold value and assuming 100% metallurgical recovery.

Caspiche Porphyry – Caspiche Central

CSDH 013 was sited over a pronounced IP chargeability anomaly, on the one north-south survey line, that fully crossed the area. The anomaly was partly tested by two earlier drill holes, CDH-2b and CDH-3, drilled by previous operators.

CSDH 013 intersected a wider zone of mineralization and at a higher average grade, than both CDH-2b and CDH-3, although it appears to have intersected the same mineralized microdiorite porphyry as the earlier holes. The area of the three holes is entirely covered by colluvial material. CSDH 013 was drilled at the same declination (60 degrees) and azimuth as the historical drill holes. Significant drilling results are those that have a greater than 0.5 g/t gold equivalent grade. The significant results (at a cut off of 0.5 g/t gold equivalent1) from CSDH 013 are presented in the table below. The minimum sample intercept length is 2 metres.

Significant Results of CSDH 013

Cut-off grade	From (metres)	To (metres)	Width (metres)	Gold (g/t)	Copper (%)
CSDH_013 Bulked Intercepts at 0.5 g/t gold equivalent lower cut Bulked Intercept - no lower cut	40 186 200 210 40	164 196 204 344 344	124 10 4 134 304	1.0 0.8 0.7 0.9 0.9	NSR NSR NSR 0.2% 0.1%

NSR = No significant result.

1Note: Gold equivalent grade is calculated by dividing the silver assay result by 60, adding it to the gold value and assuming 100% metallurgical recovery.

Sample and Analysis

Surface Sampling

A total of 119 rock chip samples were collected from Caspiche during the 2005-06 field season. The samples were collected from bedrock exposures over the entire project area. Of these 65 were collected at regular 5 metre intervals along road cuts on the western flank of Caspiche Central. The remaining samples were grab and character samples collected from exposures throughout the property.

The objective of the sampling was to confirm reported values and to provide a better understanding of the nature of the mineralization. To achieve this objective character rock chip samples were collected by the Company and the author of the technical report. These samples were not intended to be representative of the entire exposure from which they were taken. Their purpose was to “characterise” a specific aspect of the geology. In general, this was to test if the minor amounts of grey silica present were mineralized or not. This objective could not be achieved if one or two metre channel samples were taken due to an overwhelming amount of dilution. These character samples are only intended to indicate whether the fluids that deposited the grey silica were mineralized or not. This information is considered important for advancing an understanding the nature of the mineralizing processes that took place, rather than directly delineating a potential economic resource. This is consistent with the current exploration stage of the project.

Rock chip samples from Caspiche were analysed by the ALS Chemex laboratory in Coquimbo, Chile. Each sample was submitted for gold by Fire assay of a 30 gram aliquot (laboratory code: Au-AA23) and for 27 elements ICP by total acid digestion, HCl leach and ICP-AES plus Hg by cold vapour (laboratory code: ME-ICP61m).

Drill Campaign

A total of 13 RC percussion drill holes were drilled with 1,784 samples collected. The first 12 holes (CSDH_001 to 012) were drilled on the epithermal target area to confirm and extend previous anomalous results generated by Newcrest in 1998. Targets included high resistivity anomalies generated by both previously conducted IP and CSAMT programs. The final hole for the 2006-2007 field season was

CSDH_013 which was drilled into the northern margin of an interpreted porphyry system, named the Caspiche Porphyry.

All samples were analysed by ACME laboratories in Santiago. Duplicate intervals were dispatched to ALS La Serena.

Sampling from a wet cyclone and riffle splitter on the drill rig involved collecting a 2 metre composite sample for shipment to the laboratory and a duplicate sample. The rock samples were analysed by using fire assay with an AA finish on a 50 gram charge, and a suite of elements by ICP.

Samples were prepared (ACME code R150) by crushing 1 kilogram to 70% passing 10 mesh, splitting 250 gram and pulverising it to 95% passing 150 mesh. Analysis for Au was by fire assay of 50 gram charges with AAS finish and silver by ICP-1D (aqua regia digestion). If the results for Ag were higher than 300 ppm then the sample was re-assayed by gravimetric finish.

Exploration and Development

The conclusions drawn by the authors of the technical report support the speculative potential for the discovery of high sulphidation style Au-Ag mineralization on strike with Caspiche III along the northern side of the large WNW structure where they are buried by post-mineral volcanic cover and Quaternary deposits. The authors recommend a 12 month work program commencing July 2007 with a budget of $5 million. Drilling, earthworks and assaying is to account for 75% of the budget.

Drilling re-commenced on the Caspiche property at the end of 2007, with two diamond drill rigs on site by early February and the arrival of a reverse circulation percussion rig in March 2008.

The first drill hole in the current program, diamond hole CSD-014, was completed at a depth of 744 metres (2,441 ft), the capacity of the rig, with partial assay results for gold and copper released in the news release dated February 19, and results for the entire hole reported in the release dated March 26, 2008. Diamond drill hole CSD-015 was collared 400 metres (1,312 ft) to the northwest of hole CSD-014 and drilled to a final depth of 1,001 metres (3,284 ft). The partial gold and copper assay results for the first 690 metres (2,264 ft) of hole CSD-015 were released in the news release dated March 26, 2008. Diamond drill hole CSD-016 is located mid way between holes CSD-014 and CSD-016, 200 metres (656 ft) from each and was at a depth of 690 metres (2,269 ft) when reported in that release. Diamond drill hole CSD-018 is located 500 metres (1,640 ft) to the northwest of hole CSD-015.

The new assay results support the interpretation that the first drill hole is on the edge of the porphyry system, with CSD-015 being closer to the centre. This is based on the fact that CSD-014 intersected outer phyllic alteration for the length of the drill hole, whereas CSD-015 intersected potassic alteration to its final depth of 1,001 metres.

From year end to March 26, 2008, the Company had drilled an additional 3 drill holes for 2,435 metres (7,990 ft).

The drill results are to be followed up with at least two diamond rigs in the next field season in order to increase confidence in the geological and mineralization models for the Caspiche Porphyry (Caspiche Central). At this stage, there are no plans to drill the Caspiche III epithermal target. The Caspiche project can only be effectively explored from October to the end of April, due to snowfalls in winter.

DON SIXTO (LA CABEZA)

The Company ceased exploration at its Don Sixto project in Mendoza Province, following the enactment of the Mendoza Provincial Government’s restrictive mining legislation in June 2007.

Acquisition terms

In 2005, the Company completed the acquisition of Cognito, a company that has the option to acquire a 100% interest in the Don Sixto gold project in Argentina, subject to a 3.5% NSR Royalty in favour of the owners of the property. In total, the Company issued 4,100,000 common shares and paid $25,000 to Rowen and its principals as consideration for the acquisition of Cognito. Bryce Roxburgh, the President and CEO and a director of the Company, is a principal of Rowen.

To earn its interest in the Don Sixto project, Cognito must pay to the owners of the property, a total of US$525,000 in staged payments, by December 2014. On behalf of Cognito, the Company has made all required payments, totaling US$175,000 to date. Cognito may terminate the staged payments upon making a development decision in respect of the project, provided that production commences within two years of the decision, Cognito also has the option to purchase the NSR Royalty outright for US$1,000,000.

Early in 2007, the Company expanded its holding around Don Sixto by signing an option agreement over an additional 81 square kilometres (20,160 acres) of exploration rights, situated to the immediate north of Don Sixto. The option was acquired to secure areas considered favourable for the discovery of epithermal gold-silver systems. The terms for the option provide for annual payments of US$25,000 over six years followed by a purchase price comprising three annual payments of US$200,000. There are no expenditure requirements.

Subsequent to December 31, 2007, the Company entered an agreement with the property owners deferring the annual payments until such time as the legislation is amended such that mining can be conducted in Mendoza Province.

Purchase of Surface Rights

The Company purchased the 8,000 hectare property overlying the proposed Don Sixto development site in late 2005 for $78,000. The purchase agreement requires that the Company build two new houses for the prior landowners and grants them the right to reacquire the property upon completion of mining activities.

Property Summary

The following paragraphs are reproduced from the Summary section of a report titled “Technical Report 2007 Revised Resource Estimation Don Sixto Gold Project” dated September 14, 2007 prepared by Arnold van der Heyden, B.Sc. Geo. and Dr. William Yeo, PhD, B.Sc. Geo., both independent and “qualified persons” under NI 43-101, a copy of which is filed on SEDAR at www.sedar.com or EDGAR at www.sec.gov, and is incorporated by reference into this AIF.

“This report details the revised resource estimation process and results for Exeter Resource Corporation (“Exeter”), for the Don Sixto Gold Project (“Don Sixto”, and formally the ‘La Cabeza Gold Project’), in Mendoza Province, Argentina. Don Sixto is located in central-western Argentina, some 370 km (500 km by road) south of the city of Mendoza, the capital of Mendoza Province. The project area is geographically centered at approximately 36°17’30” south latitude and 68° 22’ 30” west longitude. Resource estimation has been undertaken in compliance with CIM Mineral Resource and Mineral Reserve Definitions that are referred to in National Instrument (NI) 43-101, Standards of Disclosure for Mineral Projects. This technical report has been prepared in compliance with the requirements of Form 43-101F1.

The property was discovered in 1996 by Argentina Mineral Development S.A. (“AMD”) while investigating Landsat TM colour alteration anomalies. The ensuing exploration program, comprising mainly geological mapping and rock chip geochemistry, led to the discovery of significant and widespread gold mineralisation within a four square kilometre area of altered volcanics and sediments. The area designated as the La Cabeza Gold Project (and now Don Sixto) became the subject of a comprehensive exploration program carried out by AMD from January 1997 to December 1998.

Don Sixto lies within a variably dipping sequence of felsic pyroclastics and tuffaceous volcaniclastics belonging to the Permo-Triassic Choiyoi Group, as well as underlying shallow marine sediments units belonging to the Carboniferous Agua Escondida Formation. Locally, these rock units have been intruded by fine-grained and coarse-grained felsic porphyries close to the base of the pyroclastics. Gold mineralisation occurs as fine disseminations and occasional blebs in north to northwesterly-trending quartz veins, quartz stockworks and siliceous breccias close to, or on, the contact of the lower member of the felsic pyroclastics and fine-grained felsic porphyry domes indicating some form of structural-stratigraphic control. The style of mineralisation is essentially a gold-silver, silica-sericite/ illite-adularia low sulphidation epithermal system related with epizonal intrusives, with low pyrite (<2%) and minor clay alteration.

AMD’s comprehensive exploration program included photogrammetry, gridding, geological mapping, rock chip geochemistry and a number of airborne and ground-based geophysical surveys. These various surveys led to a drilling program comprising an aggregate of 15,925 metres of drilling in 129 diamond core and reverse circulation (“RC”) percussion drill holes. The drilling program delineated eight individual zones of gold mineralisation.

AMD ceased all exploration activities in 1999. Exeter acquired the project in 2003, and between this date and 1999 no work was performed on-site by any companies.

In late 2003 Exeter commenced a program of detailed infill/extension drilling and surface geochemistry designed to lift the resources, amenable to open pit mining, on the El Cuello, La Luna, El Ojo and La Mandibula prospects to Indicated and /or Measured Mineral Resource categories. This work program formed part of a scoping study designed and managed by Sydney-based Sandercock & Associates Pty Ltd., mining industry consultants. As of the end of February 2005, a further 5,243.55 metres of diamond core and RC percussion drilling were completed in 87 holes, and 2,050 metres of sawn channel sampling.

In 1999 AMD calculated a global mineral resource for Don Sixto via the manual polygonal cross sectional method of estimation. This work delineated an Inferred Mineral Resource of 720,000 ounces of gold based on 12 Mt grading 1.8 g/t gold at a cut-off of 0.5 g/t Au (according to the CIM Mineral Resource and Mineral Reserve Definitions).

In early 2005 Hellman & Schofield Pty Ltd (“H&S”) were consulted to prepare a revised resource estimates for the El Cuello, La Luna, El Ojo and La Mandibula prospects.

The El Cachete prospect global resource was re-estimated internally utilising a manual polygonal cross sectional method. Although new geological models were utilised in the El Cachete estimation process, it was deemed inappropriate to use computer estimation methods at that time, due to a lack of substantial drilling density. The previous resource estimation figures for the Labio East, South and West prospects were utilised, as no new geological information was available at the time.

In 2006 H&S reviewed and validated the project database for completeness and accuracy (this review was updated in 2007) utilizing a number of general and detailed checks of the database against original data sources. Checks were made of collar locations, down hole surveys, geology and assays. A total 6% of all holes were audited in this way.

In 2007 H&S reviewed the quality control data (QAQC) and prepared revised resource estimates for the El Cuello, La Luna, El Ojo, La Mandibula and Central Vein Zone (which comprises Labio East, Labio West, Labio South and Mercedes) prospects. The new mineral resource estimates (comprising gold, silver and sulphur) were made following a three week visit to Mendoza Province towards the end of April and beginning of May, 2007.

QAQC measures implemented at Don Sixto includes the routine use of analytical standards and blanks, the collection of RC field duplicate samples and limited check assay programs using an independent laboratory. Analysis of this data shows that the accuracy and repeatability of the assay data is at an acceptable level and that there is little evidence of sample contamination. Twin diamond and RC holes show some large difference in grade that need to be further investigated.

Estimates of gold grades were made using Multiple Indicator Kriging (MIK) whilst silver and sulphur were estimated utilizing Ordinary Kriging (OK). Average density values were assigned to the models by rock type for calculation of resource tonnage. MIK estimates the proportion and grade of mineralization for an assumed selective mining unit (“SMU”) within a larger panel (or “block”) for a range of cut-off grades. The deposit is divided into panels and in the case of Don Sixto, a panel size of 5 m wide x 25 m long x 10 m high was deemed suitable for the data spacing. Within these panels, two SMU’s sizes were utilised: for vertical to near vertical domains, an SMU of 2.5 m width x 5 m length by 5 m height was used, and for flat to shallow dipping domains an SMU of 2.5 m width x 5 m length by 2.5 m height was used.

The estimates include the dilution incurred when mining the resources at the assumed SMU. This methodology can result in a resource estimate of higher tonnes and lower grade than more traditional estimation techniques, but has been found to more closely match production tonnes and grade than the other grade estimation techniques.

The El Cachete prospect resource remains unchanged from the previous resource estimation exercise, which was calculated internally by Exeter (in 2005) utilising a manual polygonal cross sectional method of estimation.

Exeter provided the following information for the main prospects (Cuello, Luna, Ojo, Mandibula and the Central Vein Zone):

•

The main drill hole and sawn channel databases (drill hole geology, assay, collar and down-hole surveys, channels, topography, QAQC, etc), where all of these were internally validated by Exeter and then validated by H&S.

•

Wireframe models of geological features (which included vein envelopes, faults and base of the lower member of pyroclastic rocks) and gold mineralization (at a 0.5 gram per tonne (“g/t”) gold cut-off) which assisted in differentiating the various styles of mineralization that exist at each prospect and also assisted in defining interpreted mineralisation domain boundaries for data analysis and resource estimation.

Results of the new gold resource estimates, at a 0.5 g/t and a 1.0 g/t cut-off are tabulated below:

Table 1	Don Sixto Gold Resource Estimates at a 0.5 g/t gold cut-off

	Measured			Indicated			Measured & Indicated			Inferred
	Mt	g/t	koz Au	Mt	g/t	koz Au	Mt	g/t	koz Au	Mt	g/t	koz Au
Cuello	1.49	1.83	88	3.80	1.39	170	5.28	1.51	257	1.85	1.20	71
Ojo	1.43	1.63	75	1.49	1.25	60	2.92	1.44	135	0.71	1.05	24
Luna	1.71	1.58	87	4.50	1.23	178	6.21	1.32	265	1.79	1.07	61
Mandibula	2.77	1.00	89	1.77	1.09	62	4.54	1.03	151	4.24	0.93	126
CVZ*	0.75	2.51	61	0.76	2.24	55	1.51	2.38	116	0.35	1.52	17
Cachete	-	-	-	-	-	-	-	-	-	0.35	3.08	35
TOTAL	8.15	1.52	400	12.32	1.32	525	20.46	1.40	924	9.29	1.12	334

Table 2	Don Sixto Gold Resource Estimates at a 1.0 g/t gold cut-off

	Measured			Indicated			Measured & Indicated			Inferred
	Mt	g/t	koz Au	Mt	g/t	koz Au	Mt	g/t	koz Au	Mt	g/t	koz Au
Cuello	0.84	2.68	73	1.87	2.09	125	2.71	2.27	198	0.84	1.78	48
Ojo	0.79	2.37	60	0.62	2.03	40	1.41	2.22	101	0.20	1.95	13
Luna	0.91	2.35	68	1.82	2.01	118	2.73	2.12	186	0.51	2.02	33
Mandibula	0.90	1.63	47	0.66	1.73	37	1.56	1.67	84	1.10	1.60	57
CVZ*	0.46	3.67	54	0.46	3.24	48	0.92	3.45	102	0.15	2.62	13
Cachete	-	-	-	-	-	-	-	-	-	0.33	3.39	36
TOTAL	3.90	2.41	302	5.43	2.11	368	9.34	2.23	670	3.13	1.98	200

Notes:

(*) CVZ or Central Vein Zone comprises the Labio East, Labio West, Labio South and Mercedes prospects.

“Mt” represents million tonnes, and “koz” represents thousand ounces.

Early in 2007, the Mendoza Province Governor, J. Cobos, vetoed a proposal of the Mendoza Senate that would have suspended the issuance of new mining-related permits. In early June, the Governor introduced legislation that suspended environmental approvals for 90 days, citing the fact that the Senate commission had not completed a review of proposed environmental regulations for mining.

On June 20, the Mendoza government passed legislation prohibiting the use of chemicals typically used in the extraction of gold and other minerals. This legislation effectively has put Don Sixto on hold.

Government elections are to be held in Mendoza during October. The company continues to work with relevant authorities and other affected mining companies to identify acceptable solutions, and in parallel is assessing avenues for legal recourse.”

Exploration and Development

Following the introduction of legislation which banned the use of certain chemicals, traditionally used in mining, by the Mendoza Provincial Government in June, 2007, exploration and independent engineering studies at Don Sixto were suspended.

A full relational database will be constructed and implemented for Don Sixto. This will allow much more efficient access to existing data, enable quick and accurate addition of new data and improve the general accessibility and security of the project data.

The Company will complete the planned check assaying program, using an independent laboratory, of samples collected from 2004-2006 drilling programs completed by the Company.

The Company will also drill additional holes to increase the number of twinned Diamond RC pairs to 3 to 5 pairs per prospect. The differences in average grade between the nine pairs of RC and diamond holes presented in the technical report are sufficient to warrant further investigation.

DIVIDENDS

The Company has not paid any dividends since incorporation and it has no plans to pay dividends for the foreseeable future, although there are no restrictions that could prevent the Company from paying dividends.

DESCRIPTION OF CAPITAL STRUCTURE

The Company’s capital structure consists of 100,000,000 common shares without par value. As of December 31, 2007, the Company had 41,226,487 common shares issued and outstanding. As of the date hereof the Company has 41,268,762 common shares issued and outstanding.

As of December 31, 2007, the Company also had outstanding warrants to purchase 250,000 common shares at a price of $3.00 per share until April 18, 2008.

All of the common shares of the Company rank equally as to voting rights, participation in a distribution of the assets of the Company on liquidation, dissolution or winding-up and the entitlement to dividends.

The holders of the common shares are entitled to receive notice of all meetings of shareholders and to attend and vote the shares at the meetings. Each common share carries with it the right to one vote.

In the event of the liquidation, dissolution or winding-up of the Company or other distribution of assets of the Company, the holders of the common shares will be entitled to receive, on a pro rata basis, all of the assets remaining after the Company has paid its liabilities. There is no set dividend rate or dividend schedule for the common shares. The board of directors of the Company will decide if and when dividends should be declared and paid.

The Company’s common shares are not subject to any future call or assessment and there are no provisions for exchange, conversion, exercise, redemption or retraction.

MARKET FOR SECURITIES

The Company was incorporated on February 10, 1984 and its common shares were listed for trading on the TSX Venture Exchange (“TSX-V”) on August 31, 1988 as a Tier 2 company under the symbol “XRC”. Effective February 2, 2005, the Company met the requirements for a Tier 1 company and changed its Tier classification.

On November 9, 2006, the Company began trading its common stock on the AMEX under the symbol “XRA”.

The Company’s common shares were also listed for trading on the Deutsche Börse AG Regulated Unofficial Market of the Frankfurt Stock Exchange under the symbol “EXB” effective May 3, 2004.

The following table details the price range and volume traded for the Company’s securities on the TSX-V on a monthly basis for the most recently completed financial year ended December 31, 2007:

Year	Month	Open	High	Low	Close	Volume

2007	January	2.200	2.490	1.920	2.480	2,498,178
	February	2.500	2.590	2.240	2.270	1,285,481
	March	2.190	2.280	1.700	2.200	2,746,901
	April	2.200	2.440	1.970	2.180	2,769,847
	May	2.170	3.140	2.100	2.740	2,469,635
	June	2.750	4.480	2.710	4.000	4,569,337
	July	4.100	4.100	3.510	3.620	1,924,601
	August	3.600	3.620	2.050	2.700	1,670,791
	September	2.700	3.220	2.620	3.150	1,031,924
	October	3.250	4.880	3.100	4.750	969,271
	November	4.580	5.270	4.120	4.700	1,249,065
	December	4.520	5.920	4.450	5.360	481,465

DIRECTORS AND EXECUTIVE OFFICERS

Name, Address and Occupation

The names and municipalities of residence, present positions with the Company and principal occupations during the past five years of the directors and executive officers of the Company as at December 31, 2007 are as follows:

Name, Position(s) with the Company (1) and Municipality of Residence (3)	Principal Occupation (2) (3)	Period (s) Served as a Director
Bryce G. Roxburgh President, CEO and Director Philippines	President and CEO of the Company since September 4, 2003; Director of Carlyle Mining Corporation since January 2007; Geological consultant from 2000-2003.	March 20, 2003 to date
Yale R. Simpson Chairman of the Board Director West Vancouver, B.C. Canada

Chairman of the Company since September 11, 2003; President of Canaust Resource Consultants Ltd. since 1992; Director of Diamonds North Resources Ltd. since March 2002, Dynasty Metals & Mining Inc. since September 2003 and Carlyle Mining Corporation since January 2007.

June 10, 2003 to date
Douglas W. Scheving Director Vancouver, B.C. Canada	Served as Corporate Secretary of the Company from July 1993 until June 16, 2004; Executive consultant for companies in the resource sector since 1993.	July 16, 1993 to date
Michael R.J. McPhie Director and Executive Vice President Corporate Development and Environment Delta, B.C. Canada

Appointed as Executive Vice President Corporate Development and Environment on January 21, 2008; President & Chief Executive Officer, Mining Association of British Columbia from November 2004 until December 2007; Partner HBA Management Consultants Ltd, since September 2003.

October 8, 2004 to date
Robert G. Reynolds Director Sydney, Australia

Chartered Accountant; Director of Carlyle Mining Corporation on January 24, 2007; Avoca Resource Ltd. since March 2002; Avoca Resources Limited since April 2002 and Global Geoscience Limited since December 2007.

June 12, 2007 to date
William D. McCartney Director Vancouver, B.C. Canada	President of Pemcorp Management Inc. since 1990.	September 1, 2005 to date
S. R. Jeremy Perkins VP Development and Operations Sydney, Australia	Appointed as Vice President Development and Operations on February 1, 2005; professional engineer, since 1989 Director and Principal, J Perkins & Associates Pty Ltd, an industry consultant firm.	N/A

Name, Position(s) with the Company (1) and Municipality of Residence (3)	Principal Occupation (2) (3)	Period (s) Served as a Director
Paul Cholakos Chief Operating Officer Mendoza, Argentina

Appointed as Chief Operataing Officer on August 28, 2007; professional engineer since 1985. Commercial Manager of Oil Search Limited from March 2004 until June 2007; General Manager, Asset Development of Orogen Minerals Limited from May 2001 until March 2004.

N/A
Cecil Bond Chief Financial Officer Langley, B.C. Canada

Appointed as Chief Financial Officer on April 13, 2005; Chartered Accountant. Since 1996 to present Director, and at various times President, CEO and CFO of Argosy Minerals Inc; CFO of Christopher James Gold Corp. from January 2007 until July 2007; CFO of Carlyle Mining Corp since February 2007; Director and officer of various private companies.

N/A

(1)	For the purposes of disclosing positions held in the Company, “Company” includes the Company and any parent or subsidiary thereof.
(2)

The information as to province or state and country of residence, principal occupation and number of shares beneficially owned by (directly or indirectly or over which control or direction is exercised) has been furnished by the respective individuals.

On January 21, 2008, Louis G. Montpelier of Vancouver, B.C., Canada was appointed to the board of directors. Mr. Montpelier is, and has for the last five years been, a lawyer with Gowling Lafleur Henderson LLP. On March 27, 2008, Mr. Montpelier replaced Mr. McPhie on the Compensation Committee. Mr. McPhie resigned as a result of the fact that he is no longer independent. Mr. Reynolds was also appointed to the Compensation Committee on March 27, 2008.

As at the date of this AIF (and at December 31, 2007), the Company's directors and executive officers, as a group, beneficially own, control or direct, directly or indirectly, a total of 5,210, 902 shares, representing 12.63% of the Company’s common shares.

The Company’s current board of directors consists of seven directors. The term of office for each director expires at the annual general meeting subsequent to that at which he or she was elected.

LEGAL PROCEEDINGS

The Company is not a party to any legal proceedings, except as noted below, nor to the knowledge of management, are there any legal proceedings which may materially affect the business and affairs of the Company.

On June 20, 2007, legislation was passed by the Mendoza government, in Argentina, prohibiting the use of chemicals typically used in the extraction of gold and other metals. The legislation effectively puts the Don Sixto project on hold, unless the government amends the law. The Company has filed suit in the Mendoza Courts challenging the constitutionality of the new legislation which has the effect of banning conventional mining in the province.

INTEREST OF MANAGEMENT AND OTHERS IN MATERIAL TRANSACTIONS

The directors of the Company are required by law to act honestly and in good faith with a view to the best interest of the Company and to disclose any interests which they may have in any project or opportunity of the Company. The directors and officers of the Company are aware of the existence of laws governing accountability of directors and officers for corporate opportunity and requiring disclosures by directors of conflicts of interest and the Company will rely upon such laws in respect of any directors' and officers' conflicts of interest or in respect of any breaches of duty by any of its directors or officers. Such directors or officers in accordance with the applicable law will disclose all such conflicts and they will govern themselves in respect thereof to the best of their ability in accordance with the obligations imposed upon them by law.

Except as disclosed herein, during the current financial year and the three most recently completed financial years, no director, executive officer or person or company that beneficially owns, controls or directs, directly or indirectly more than 10% of the shares of the Company or any associate or affiliate of such persons or companies had any material interest, direct or indirect, in any transaction which has materially affected or is reasonably expected to materially affect the Company or its subsidiaries:

In 2005, the Company completed the acquisition of Cognito, a company that has the option to acquire a 100% interest in the Don Sixto gold project in Argentina. The Company issued a total of 4,100,000 common shares and paid $25,000 to Rowen and its principals as consideration for the acquisition of Cognito. Bryce G. Roxburgh, the President and CEO and a director of the Company, is a principal of Rowen.

TRANSFER AGENT

The Company’s transfer agent for its common shares is Computershare Investor Services Inc., at its Vancouver, B.C. offices. Computershare Investor Services United States acts as the co-transfer agent for U.S. purposes.

MATERIAL CONTRACTS

The Company has the following material contracts:

1.

Special Warrant Indenture dated March 26, 2008 between Exeter Resource Corporation and Computershare Trust Company of Canada (“Computershare”), providing for the issuance of 7,780,000 special warrants of the Company at a price of $4.50 per special warrant and appointing Computershare as warrant agent.

2.

Underwriting Agreement dated March 26, 2008 between Exeter Resource Corporation and Canaccord Capital Corporation, BMO Nesbitt Burns Inc., National Bank Financial Inc., Dundee Securities Corp. and Haywood Securities Inc. (collectively, the “Underwriters”) pursuant to which the Underwriters offered to purchase from the Company 7,780,000 special warrants at a price of $4.50 per special warrants on a private placement basis. The special warrants will automatically convert into common shares without any additional consideration payable by the holders thereof, on the date which is the earlier of: (a) one business day after the date on which the Company obtains a receipt for a final short form prospectus in certain jurisdictions, qualifying the distribution of the common shares upon conversion of the special warrants; and (b) four months plus one day after the closing of the offering. In consideration of the Underwriters’ services, the Company will pay them a cash fee equal to 6.5% of the gross proceeds and will issue to them that number of non-transferable warrants equal to 6.5% of the aggregate number of special warrants sold pursuant to the offering.

3.

Agreement dated October 11, 2005 between Exeter Resource Corporation and Minera Anglo American Chile Limitada and Empresa Mantos Blancos S.A. regarding the Caspiche project – see “Principal Projects – Caspiche” above.

4.

Agreement dated December 30, 2003 between Exeter Resource Corporation and Estelar Resources Limited and Cerro Vanguardia Sociedad Anonima regarding the Cerro Moro project – see “Principal Projects – Cerro Moro” above.

5.	Agreement dated January 27, 2003 regarding the Don Sixto project – see “Principal Projects – Don Sixto” above.

NAME AND INTEREST OF EXPERTS

The following persons or companies have been named as having prepared or certified a report described or included in a filing, or referred to in a filing made under National Instrument 51-102 during or relating to the most recently completed financial year:

•

Jerry Perkins, B.Sc (Hons Chem. Eng.), C.P., FAusIMM, the Company’s Vice President – Development & Operations, is an author of the Cerro Moro and the Caspiche technical reports. As of the date hereof, Mr. Perkins owns 0.07% of the outstanding common shares of the Company and has stock options to purchase up to 225,000 common shares of the Company.

•

Matthew T. Williams, B.App.Sc. Applied Geology, MAusIMM, Exploration Manager of the Company, is an author of the Cerro Moro technical report. As of the date hereof, Mr. Williams has stock options to purchase up to 300,000 common shares of the Company.

•

Jason Beckton, B.Sc.(Hons), M Econ Geol, MAusIMM, MAIG, the Company’s former Exploration Manager – Chile, is an author of the Caspiche technical report. As of the date hereof, Mr. Beckton owns 20,000 common shares representing 0.05% of the outstanding common shares of the Company.

•	Arnold van der Heyden, B.Sc. Geology, MAusIMM, and Dr. William Yeo, PhD., B.Sc. (Hons) Geology, MAusIMM, are authors of the Don Sixto technical report. Neither of them own any interest in the Company.

•

PricewaterhouseCoopers LLP is the auditor who prepared the auditor’s report for the Company’s annual financial statements for the financial year ended December 31, 2007. PricewaterhouseCoopers LLP is independent with respect to the Company within the meaning of the Rules of Professional Conduct of the Institute of Chartered Accountants of British Columbia and the rules of the US Securities and Exchange Commission.

AUDIT COMMITTEE

The Audit Committee is appointed by the board of directors of the Company to oversee the accounting and financial reporting process of the Company, the system of internal accounting and financial controls and procedures and the audit procedures and audit plans. The Audit Committee also reviews and recommends to the Board for approval the annual financial statements, the annual report and certain other documents required by regulatory authorities.

The Company’s Audit Committee Charter (the “Charter”) is attached as Appendix 1 hereto.

As at the date hereof, the Audit Committee is composed of William D. McCartney, Robert G. Reynolds and Douglas W. Scheving, all of whom are “financially literate” and “independent” within the meaning Multilateral Instrument 52-110 – Audit Committees (“MI 52-110”).

Mr. McCartney, Chairman of the Audit Committee and a Chartered Accountant with over 20 years experience, has a clear understanding of the accounting principles used by the Company to prepare its financial statements; has the ability to assess the general application of such accounting principles in connection with the accounting for estimates, accruals and reserves; has experience preparing, auditing, analyzing or evaluating financial statements that present a breadth and level of complexity of accounting issues that are generally comparable to the breadth and complexity of issues that can reasonably be expected to be raised by the Company’s financial statements, and has an understanding of internal controls and procedures for financial reporting.

Mr. Reynolds is a Chartered Accountant with over 35 years experience in commerce and practice, and with over 25 years in the mining industry, which provides him with an understanding of the accounting principles used by the Company to prepare its financial statements, the ability to assess the general application of such accounting principles and analyze or evaluate financial statements, and an understanding of internal controls and procedures for financial reporting.

Mr. Scheving’s industry experience in the management and administration of publicly traded mining exploration companies provides him with an understanding of the accounting principles used by the Company to prepare its financial statements, the ability to assess the general application of such accounting principles and analyze or evaluate financial statements, and an understanding of internal controls and procedures for financial reporting.

Audit Fees, Audit-Related Tax and All Other Fees

The following table sets out the aggregate fees billed by the Company’s external auditor for the two most recently completed financial years.

PricewaterhouseCoopers LLP (4)
Financial Year Ending	Audit Fees (1)	Tax Fees (2)	All Other Fees (3)
2007	$70,000	Nil	$3,000
2006	Nil	Nil	Nil

(1)	The aggregate fees billed by the Company’s external auditor for audit and assurance and related services.
(2)	The aggregate fees billed for tax compliance, tax advice and tax planning services.
(3)	Other than as disclosed above, the Company’s external auditor has not billed the Company for any products or services during the last two financial years.
(4)	PricewaterhouseCoopers LLP were appointed as the Company’s auditor during 2007.

MacKay LLP Chartered Accountants (4)
Financial Year Ending	Audit Fees (1)	Tax Fees (2)	All Other Fees (3)
2007	$67,600	$5,300	Nil
2006	$41,874	$4,302	Nil

(1)	The aggregate fees billed by the Company’s previous external auditor for audit and assurance and related services.
(2)	The aggregate fees billed for tax compliance, tax advice and tax planning services.
(3)	Other than as disclosed above, the Company’s previous external auditor did not bill the Company for any products or services during the last two financial years.
(4)	MacKay LLP Chartered Accountants was the Company’s auditor for the year ended December 31, 2006.

ADDITIONAL INFORMATION

Additional information is provided in the following documents which can be found on SEDAR at www.sedar.com and on EDGAR website at www.sec.gov:

•	the Company’s audited consolidated financial statements and management’s discussion and analysis for the financial year ended December 31, 2007; and
•

the Company’s information circular dated May 23, 2007, which includes directors’ and officers’ remuneration and indebtedness, principal holders of the Company’s securities and securities authorized for issuance under equity compensation plans.

Copies of the above documents and this AIF are also available upon request to the Administration Manager of the Company at its corporate head office.

Appendix 1

Charter of the Audit Committee of the Board of Directors

of Exeter Resource Corporation (the “Company”)

Article 1 – Mandate and Responsibilities

The Audit Committee is appointed by the board of directors of the Company (the “Board”) to oversee the accounting and financial reporting process of the Company and audits of the financial statements of the Company. The Board and management will ensure that the Audit Committee has adequate funding to fulfill its duties and responsibilities. In addition to other duties that the Board may from time to time assign to it, the Audit Committee’s primary duties and responsibilities are to:

1.

Oversee the work of the external auditor engaged for the purpose of preparing or issuing an auditor’s report or performing other audit, review or attest services for the Company, including the resolution of disagreements between management and the external auditor regarding financial reporting.

2.

Review recommendations made by the external auditors of the Company, report to the Board with respect thereto and with respect to external audit reports of the Company, and take any necessary actions in connection therewith.

3.

Consult with the external auditors, senior management of the Company and such other advisers as the Audit Committee may deem necessary regarding their evaluation of the adequacy of the Company’s “internal controls over financial reporting” and “disclosure controls and procedures” (as such terms are defined by the Securities and Exchange Commission (the “SEC”)) or any other such regulatory body having jurisdiction over the Company, and make specific recommendations to the Board in connection therewith.

4.

Review the external audit reports of the Company and the Company’s financial statements, MD&A and if required, annual and interim earnings press releases and discuss such information with the external auditor before the Company publicly discloses this information.

5.

Be satisfied that adequate procedures are in place for the review of all other public disclosure of financial information extracted or derived from the Company’s financial statements, and to periodically assess the adequacy of those procedures.

6.	Review periodically the Company’s Code of Ethics and the Company’s program to monitor compliance therewith.
7.

Review and reassess the adequacy of this Charter on an annual basis in accordance with applicable audit committee requirements of the SEC, the American Stock Exchange (“AMEX”), the TSX Venture Exchange (“TSXV”), the Canadian Securities Administrators (the “CSA”) and any other such regulatory body having jurisdiction over the Company.

8.	Review and evaluate at least annually its own performance and effectiveness.

Article 2 – Membership

1.	The Audit Committee shall consist of no fewer than three directors as determined by the Board.

2.

All of the members of the Audit Committee shall meet the applicable independence and experience requirements as required by any legislation applicable to the Company, including the Sarbanes-Oxley Act of 2002, TSXV, SEC and AMEX rules, and Multilateral Instrument 52-110 Audit Committees (“MI 52-110”).

3.	The members and Chairperson of the Audit Committee shall be appointed and may be removed by the Board.
4.	Each member of the Audit Committee shall in the judgment of the Board, have the ability to read and understand the Company’s basic financial statements.
5.	One of the members of the Audit Committee shall be an “audit committee financial expert” pursuant to the requirements of the SEC and AMEX.

Article 3 – Meeting

1.

The Audit Committee will meet as often as it determines, but on at least a quarterly basis. Special meetings shall be convened as required. External auditors may convene a meeting if they consider that it is necessary.

2.	The committee may invite such other persons (e.g. the CEO and/or the CFO) to its meetings, as it deems appropriate.
3.	The external auditors may be present at each audit committee meeting at the request of the Chairman, and be expected to comment on the financial statements in accordance with best practices.
4.	Minutes of the proceedings of all meetings will be kept.

Article 4 - Pre-Approval of Non-Audit Services

The Audit Committee will be responsible for the pre-approval of all audit services and permissible non-audit services to be provided to the Company by the external auditors, subject to any exceptions provided in the Securities Exchange Act of 1934, as amended, and the rules of the SEC promulgated thereunder.

The Audit Committee may delegate to one or more of its members the authority to pre-approve non-audit services to be provided to the Company or its subsidiaries by the Company’s external auditor. The pre-approval of non-audit services must be presented to the Audit Committee at its first scheduled meeting following such pre-approval.

The Audit Committee may satisfy its duty to pre-approve non-audit services by adopting specific policies and procedures for the engagement of the non-audit services, provided the policies and procedures are detailed as to the particular service, the Audit Committee is informed of each non-audit service and the procedures do not include delegation of the Audit Committee’s responsibilities to management.

Article 5 - External Advisors

The Audit Committee has the authority to conduct any investigation appropriate to fulfilling its responsibilities, and it has direct access to the external auditors as well as anyone in the organization. The Audit Committee has the ability to retain, at the Company’s expense, special legal, accounting or other consultants or experts it deems necessary in the performance of its duties.

Article 6 - External Auditors

The external auditors are ultimately accountable to the Audit Committee and the Board, as representatives of the shareholders. The external auditors will report directly to the Audit Committee. The Audit Committee will:

1.

Be directly responsible for the appointment and compensation (subject to any necessary shareholder approval), retention and oversight of the work of the Company’s external auditors and the external auditors shall report directly to the Audit Committee.

2.

Ensure receipt of an annual formal written statement from the Company’s external auditors delineating all relationships between the external auditors and the Company and discuss with the external auditors any such relationships that may impact the objectivity and independence of the external auditors; and take appropriate action to oversee the independence of the external auditors.

3.

Assure the regular rotation of the lead audit partner and the concurring partner every five years (with a five year time-out period after rotation), and the regular rotation of other audit partners engaged in the annual audit every seven years (with a two year time-out period after rotation), or as otherwise required by law or the rules of the SEC and AMEX.

4.	Set clear hiring policies for partners and employees or former partners and employees of the present and former external auditors of the Company.
5.	Be satisfied that the Company has adopted procedures to ensure proper review and oversight of all related-party transactions, as such term is defined by the rules of the AMEX or if applicable TSXV.
6.	Review the external auditors’ audit plan to see that it is sufficiently detailed and covers any significant areas of concern that the Audit Committee may have.
7.

Before or after the financial statements are issued, discuss certain matters required to be communicated to audit committees in accordance with the standards established by the Canadian Institute of Chartered Accountants.

8.	Consider the external auditors’ judgments about the quality and appropriateness of the Company’s accounting principles as applied in the Company’s financial reporting.
9.

Obtain and review annually, where considered necessary, prior to the filing of the Company’s Annual Financial Statements and Annual Report on Form 20-F, a report from the external auditors describing (a) all critical accounting policies and practices used or to be used in the Company’s year-end financial statements (b) all alternative treatments, related to material items, allowed within generally accepted accounting principles that have been discussed with management, including ramifications of the use of such alternative disclosures and treatments, and the treatment preferred by the external auditors, and (c) other material written communications between the external auditors and management, such as any management letter or schedule of unadjusted differences, and discuss with the external auditors any material issues raised in such report.

Article 7 - Legal Compliance

On at least an annual basis, the Audit Committee will review with the Company’s legal counsel any legal matters that could have a significant impact on the organization’s financial statements, the Company’s compliance with applicable laws and regulations and inquiries received from regulators or governmental agencies.

Article 8 - Complaints

Individuals are strongly encouraged to approach a member of the Audit Committee with any complaints or concerns regarding accounting, internal accounting controls or auditing matters. The Audit Committee will from time to time establish guidelines for:

(a)	the receipt, retention and treatment of complaints received by the Company regarding accounting, internal accounting controls, or auditing matters; and

(b)	the confidential, anonymous submission by employees of the Company of concerns regarding questionable accounting or auditing matters.

The Audit Committee will further review periodically with management these guidelines and, if appropriate, any significant complaints received, to the extent required by the Sarbanes-Oxley Act of 2002 or MI 52-110 or the rules of the SEC, AMEX, TSXV or the CSA. In all cases the Audit Committee will conduct a prompt, thorough and fair examination, document the situation and, if appropriate, recommend to the Board appropriate corrective action.

To the extent practicable, all complaints will be kept confidential. The Company will not condone any retaliation for a complaint made in good faith.